INTERIM REPORT

For the three months ended
March 31, 2017

CONSOLIDATED BALANCE SHEETS
as at March 31, 2017 and December 31, 2016
(unaudited - US$ millions)

	Notes	March 31, 2017	December 31, 2016
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $59.1; December 31, 2016 – $94.4)	5, 19	958.8	1,371.6
Insurance contract receivables		2,994.9	2,917.5

Portfolio investments
Subsidiary cash and short term investments	5, 19	10,862.5	9,938.0
Bonds (cost $7,171.8; December 31, 2016 – $8,699.1)	5	7,469.9	9,323.2
Preferred stocks (cost $122.0; December 31, 2016 – $111.2)	5	82.8	69.6
Common stocks (cost $4,849.7; December 31, 2016 – $4,824.0)	5	4,260.8	4,158.8
Investments in associates (fair value $3,372.2; December 31, 2016 – $2,955.4)	5, 6	2,685.1	2,393.0
Derivatives and other invested assets (cost $572.2; December 31, 2016 – $546.2)	5, 7	159.9	179.7
Assets pledged for short sale and derivative obligations (cost $230.9; December 31, 2016 – $223.9)	5, 7	231.0	228.5
Fairfax India and Fairfax Africa cash and portfolio investments	5, 19	1,806.0	1,002.6
		27,558.0	27,293.4

Deferred premium acquisition costs		720.8	693.1
Recoverable from reinsurers (including recoverables on paid losses – $400.9; December 31, 2016 – $290.9)	8, 9	4,039.3	4,010.3
Deferred income taxes		772.8	732.6
Goodwill and intangible assets		3,979.9	3,847.5
Other assets		2,767.9	2,518.4
Total assets		43,792.4	43,384.4

Liabilities
Accounts payable and accrued liabilities		2,962.5	2,888.6
Income taxes payable		52.2	35.4
Short sale and derivative obligations (including at the holding company – $14.9; December 31, 2016 – $42.2)	5, 7	122.2	234.3
Funds withheld payable to reinsurers		405.4	416.2
Insurance contract liabilities	8	23,335.6	23,222.2
Borrowings – holding company and insurance and reinsurance companies	10	3,902.3	3,908.0
Borrowings – non-insurance companies	10	776.8	859.6
Total liabilities		31,557.0	31,564.3

Equity	11
Common shareholders’ equity		8,326.5	8,484.6
Preferred stock		1,335.5	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax		9,662.0	9,820.1
Non-controlling interests		2,573.4	2,000.0
Total equity		12,235.4	11,820.1
		43,792.4	43,384.4

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS
for the three months ended March 31, 2017 and 2016
(unaudited - US$ millions except per share amounts)

	Notes	2017	2016
Revenue
Gross premiums written	17	2,609.2	2,344.0
Net premiums written	17	2,275.0	2,030.3

Gross premiums earned		2,322.5	2,074.6
Premiums ceded to reinsurers		(337.6)	(298.2)
Net premiums earned	17	1,984.9	1,776.4
Interest and dividends		128.1	152.8
Share of profit of associates		27.1	9.9
Net losses on investments	5	(18.4)	(159.6)
Other revenue		615.9	407.0
		2,737.6	2,186.5
Expenses
Losses on claims, gross	8	1,397.7	1,224.6
Losses on claims ceded to reinsurers		(232.4)	(205.8)
Losses on claims, net	18	1,165.3	1,018.8
Operating expenses	18	427.4	388.4
Commissions, net	9	390.8	318.0
Interest expense		70.6	55.2
Other expenses	18	583.3	402.0
		2,637.4	2,182.4
Earnings before income taxes		100.2	4.1
Provision for income taxes	13	24.9	20.8
Net earnings (loss)		75.3	(16.7)

Attributable to:
Shareholders of Fairfax		82.6	(51.0)
Non-controlling interests		(7.3)	34.3
		75.3	(16.7)

Net earnings (loss) per share	12	$3.11	$(2.76)
Net earnings (loss) per diluted share	12	$3.03	$(2.76)
Cash dividends paid per share		$10.00	$10.00
Shares outstanding (000) (weighted average)	12	23,079	22,530

See accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three months ended March 31, 2017 and 2016
(unaudited – US$ millions)

	Notes	2017	2016

Net earnings (loss)		75.3	(16.7)

Other comprehensive income, net of income taxes

Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains on foreign operations		126.6	176.1
Losses on hedge of net investment in Canadian subsidiaries		(8.0)	(81.2)
Share of other comprehensive income of associates, excluding net gains on defined benefit plans		3.3	4.0
		121.9	98.9
Items that will not be subsequently reclassified to net earnings
Share of net gains on defined benefit plans of associates		1.0	1.5

Other comprehensive income, net of income taxes		122.9	100.4

Comprehensive income		198.2	83.7

Attributable to:
Shareholders of Fairfax		144.0	21.4
Non-controlling interests		54.2	62.3
		198.2	83.7

	2017	2016

Income tax (expense) recovery included in other comprehensive income

Income tax on items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains on foreign operations	2.9	9.6
Share of other comprehensive income of associates, excluding net gains on defined benefit plans	0.7	(3.8)
	3.6	5.8
Income tax on items that will not be subsequently reclassified to net earnings
Share of net gains on defined benefit plans of associates	(0.5)	(1.7)

Total income tax recovery	3.1	4.1

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the three months ended March 31, 2017 and 2016
(unaudited - US$ millions)

	Subordinate voting shares	Multiple voting shares	Treasury shares at cost	Share-based payments and other reserves	Retained earnings	Accumulated other comprehensive income (loss)	Common shareholders’ equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non-controlling interests	Total equity
Balance as of January 1, 2017	4,750.8	3.8	(285.1)	106.8	4,456.2	(547.9)	8,484.6	1,335.5	9,820.1	2,000.0	11,820.1
Net earnings (loss) for the period	—	—	—	—	82.6	—	82.6	—	82.6	(7.3)	75.3
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation gains on foreign operations	—	—	—	—	—	65.5	65.5	—	65.5	61.1	126.6
Losses on hedge of net investment in Canadian subsidiaries	—	—	—	—	—	(8.0)	(8.0)	—	(8.0)	—	(8.0)
Share of other comprehensive income of associates, excluding net gains on defined benefit plans	—	—	—	—	—	2.9	2.9	—	2.9	0.4	3.3
Share of net gains on defined benefit plans of associates	—	—	—	—	—	1.0	1.0	—	1.0	—	1.0
Issuance of shares	—	—	9.9	(9.4)	—	—	0.5	—	0.5	—	0.5
Purchases and amortization	—	—	(23.9)	10.5	—	—	(13.4)	—	(13.4)	0.8	(12.6)
Common share dividends	—	—	—	—	(237.4)	—	(237.4)	—	(237.4)	(48.9)	(286.3)
Preferred share dividends	—	—	—	—	(10.8)	—	(10.8)	—	(10.8)	—	(10.8)
Acquisitions of subsidiaries	—	—	—	—	—	—	—	—	—	196.1	196.1
Other net changes in capitalization	0.6	—	—	1.9	(43.5)	—	(41.0)	—	(41.0)	371.2	330.2
Balance as of March 31, 2017	4,751.4	3.8	(299.1)	109.8	4,247.1	(486.5)	8,326.5	1,335.5	9,662.0	2,573.4	12,235.4

Balance as of January 1, 2016	4,229.8	3.8	(236.0)	88.2	5,230.7	(364.0)	8,952.5	1,334.9	10,287.4	1,731.5	12,018.9
Net earnings (loss) for the period	—	—	—	—	(51.0)	—	(51.0)	—	(51.0)	34.3	(16.7)
Other comprehensive income (loss), net of income taxes:
Net unrealized foreign currency translation gains on foreign operations	—	—	—	—	—	148.1	148.1	—	148.1	28.0	176.1
Losses on hedge of net investment in Canadian subsidiaries	—	—	—	—	—	(81.2)	(81.2)	—	(81.2)	—	(81.2)
Share of other comprehensive income of associates, excluding net gains on defined benefit plans	—	—	—	—	—	4.0	4.0	—	4.0	—	4.0
Share of net gains on defined benefit plans of associates	—	—	—	—	—	1.5	1.5	—	1.5	—	1.5
Issuance of shares	523.5	—	3.0	(4.9)	—	—	521.6	—	521.6	—	521.6
Purchases and amortization	—	—	(23.8)	11.9	—	—	(11.9)	—	(11.9)	0.6	(11.3)
Common share dividends	—	—	—	—	(227.8)	—	(227.8)	—	(227.8)	(2.2)	(230.0)
Preferred share dividends	—	—	—	—	(11.1)	—	(11.1)	—	(11.1)	—	(11.1)
Other net changes in capitalization	—	—	—	—	2.8	—	2.8	—	2.8	2.9	5.7
Balance as of March 31, 2016	4,753.3	3.8	(256.8)	95.2	4,943.6	(291.6)	9,247.5	1,334.9	10,582.4	1,795.1	12,377.5

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended March 31, 2017 and 2016
(unaudited - US$ millions)

	Notes	2017	2016
Operating activities
Net earnings (loss)		75.3	(16.7)
Depreciation, amortization and impairment charges		54.4	38.1
Net bond (discount) premium amortization		(9.7)	3.3
Amortization of share-based payment awards		10.5	11.9
Share of profit of associates		(27.1)	(9.9)
Deferred income taxes	13	(40.3)	(97.0)
Net losses on investments	5	18.4	159.6
Loss on repurchase of long term debt	10	2.6	—
Net (purchases) sales of investments classified as FVTPL	19	1,023.2	(164.9)
Changes in operating assets and liabilities		(273.1)	(153.6)
Cash provided by (used in) operating activities		834.2	(229.2)

Investing activities
Sales of investments in associates	6	11.0	46.8
Purchases of investments in associates	6	(539.3)	(402.7)
Net purchases of premises and equipment and intangible assets		(88.7)	(42.3)
Purchases of subsidiaries, net of cash acquired	15	(29.1)	(5.3)
Decrease in restricted cash for purchase of subsidiary		—	6.5
Cash used in investing activities		(646.1)	(397.0)

Financing activities
Borrowings - holding company and insurance and reinsurance companies:	10
Proceeds, net of issuance costs		—	303.2
Repayments		(21.7)	(1.4)
Borrowings - non-insurance companies:	10
Proceeds, net of issuance costs		30.6	5.3
Repayments		(228.8)	(0.9)
Net borrowings from revolving credit facilities		53.4	11.2
Subordinate voting shares:	11
Issuances, net of issuance costs		—	523.5
Purchases for treasury		(23.9)	(23.8)
Common share dividends		(237.4)	(227.8)
Preferred share dividends	11	(10.8)	(11.1)
Subsidiary shares:
Issuances to non-controlling interests, net of issuance costs		514.8	—
Decrease in restricted cash related to financing activities	15	18.4	—
Net purchases of non-controlling interests		(113.6)	—
Dividends paid to non-controlling interests	11	(48.9)	(2.2)
Cash provided by (used in) financing activities		(67.9)	576.0
Increase (decrease) in cash and cash equivalents		120.2	(50.2)
Cash and cash equivalents – beginning of period		4,219.1	3,125.6
Foreign currency translation		6.8	58.1
Cash and cash equivalents – end of period	19	4,346.1	3,133.5

See accompanying notes.

Notes to Interim Consolidated Financial Statements
for the three months ended March 31, 2017 and 2016
(unaudited – in US$ and $ millions except per share amounts and as otherwise indicated)

1.	Business Operations
Fairfax Financial Holdings Limited (“the company” or “Fairfax”) is a holding company which, through its subsidiaries, is principally engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.

2.	Basis of Presentation

These interim consolidated financial statements of the company for the three months ended March 31, 2017 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34 Interim Financial Reporting. Accordingly, certain information and disclosures normally included in annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with the company’s annual consolidated financial statements for the year ended December 31, 2016, which have been prepared in accordance with IFRS as issued by the IASB. The interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and fair value through profit and loss (“FVTPL”) financial assets and liabilities that have been measured at fair value.
These interim consolidated financial statements were approved for issue by the company’s Board of Directors on April 27, 2017.

3.	Summary of Significant Accounting Policies
The principal accounting policies applied to the preparation of these interim consolidated financial statements are as set out in the company's annual consolidated financial statements for the year ended December 31, 2016, prepared in accordance with IFRS as issued by the IASB. Those policies and methods of computation have been consistently applied to all periods presented except as described below.
New accounting pronouncements adopted in 2017
The company adopted the following amendments, effective January 1, 2017. These changes were adopted in accordance with the applicable transitional provisions of each amendment, and did not have a significant impact on the consolidated financial statements.
IFRS Annual Improvements 2014-2016
In December 2016 the IASB issued an amendment to clarify the scope of the disclosure requirements in IFRS 12 Disclosure of Interests in Other Entities.
Recognition of Deferred Tax Assets for Unrealised Losses (Amendments to IAS 12)
In January 2016 the IASB issued amendments to IAS 12 Income Taxes to clarify the requirements on recognition of deferred tax assets for unrealised losses.

Disclosure Initiative (Amendments to IAS 7)
In January 2016 the IASB issued amendments to IAS 7 Statement of Cash Flows that require additional disclosures for changes in liabilities arising from financing activities, including both cash flow and non-cash changes.

4.	Critical Accounting Estimates and Judgments
In the preparation of the company's interim consolidated financial statements, management has made a number of critical estimates and judgments in the preparation of notes 5, 6, 8, 13, 14 and 15 in a manner consistent with those described in the company's annual consolidated financial statements for the year ended December 31, 2016.

5.	Cash and Investments
Holding company cash and investments, portfolio investments and short sale and derivative obligations are classified as FVTPL, except for investments in associates and other invested assets which are classified as other, and are shown in the table below:

	March 31, 2017	December 31, 2016
Holding company:
Cash and cash equivalents (note 19)	147.2	533.2
Short term investments	275.5	285.4
Short term investments pledged for short sale and derivative obligations	59.1	82.6
Bonds	239.4	264.8
Bonds pledged for short sale and derivative obligations	—	11.8
Preferred stocks	1.9	1.0
Common stocks(1)	183.1	153.2
Derivatives (note 7)	52.6	39.6
	958.8	1,371.6
Short sale and derivative obligations (note 7)	(14.9)	(42.2)
	943.9	1,329.4
Portfolio investments:
Cash and cash equivalents (note 19)	4,415.8	3,943.4
Short term investments	6,446.7	5,994.6
Bonds	7,469.9	9,323.2
Preferred stocks	82.8	69.6
Common stocks(1)	4,260.8	4,158.8
Investments in associates (note 6)	2,685.1	2,393.0
Derivatives (note 7)	134.1	163.7
Other invested assets	25.8	16.0
	25,521.0	26,062.3
Assets pledged for short sale and derivative obligations:
Cash and cash equivalents (note 19)	2.1	—
Short term investments	217.0	189.6
Bonds	11.9	38.9
	231.0	228.5

Fairfax India cash and portfolio investments	1,313.8	1,002.6
Fairfax Africa cash and portfolio investments	492.2	—
	1,806.0	1,002.6

	27,558.0	27,293.4
Short sale and derivative obligations (note 7)	(107.3)	(192.1)
	27,450.7	27,101.3

(1)	Common stocks included investments in limited partnerships and other funds with carrying values of $1,250.8 and $155.5 at March 31, 2017 (December 31, 2016 - $1,171.6 and $157.1).

Fairfax India and Fairfax Africa cash and portfolio investments were comprised as follows:

	Fairfax India		Fairfax Africa
	March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016
Cash and cash equivalents (note 19)	34.9	173.2	300.1	—
Short term investments	28.8	33.6	99.8	—
Bonds	520.2	528.8	42.8	—
Common stocks	31.1	26.5	—	—
Investments in associates (note 6)	698.8	240.5	49.5	—
	1,313.8	1,002.6	492.2	—

Fixed Income Maturity Profile
Bonds are summarized by the earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At March 31, 2017 bonds containing call and put features represented approximately $3,242.9 and $154.8 respectively (December 31, 2016 - $4,198.9 and $196.2) of the total fair value of bonds in the table below.

	March 31, 2017		December 31, 2016
	Amortized cost	Fair value	Amortized cost	Fair value
Due in 1 year or less	1,602.9	1,718.1	1,357.2	1,479.9
Due after 1 year through 5 years	3,089.8	3,314.9	3,245.9	3,447.6
Due after 5 years through 10 years	1,058.8	1,056.8	1,338.9	1,330.4
Due after 10 years	2,209.5	2,194.4	3,575.1	3,909.6
	7,961.0	8,284.2	9,517.1	10,167.5

Fair Value Disclosures
The company’s use of quoted market prices (Level 1), valuation models using observable market information as inputs (Level 2) and valuation models without observable market information as inputs (Level 3) in the valuation of securities and derivative contracts by type of issuer was as follows:

	March 31, 2017				December 31, 2016
	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents	4,900.1	4,900.1	—	—	4,649.8	4,649.8	—	—

Short term investments:
Canadian government	—	—	—	—	8.2	8.2	—	—
Canadian provincials	109.1	109.1	—	—	261.7	261.7	—	—
U.S. treasury	6,526.8	6,526.8	—	—	5,930.3	5,930.3	—	—
Other government	319.8	319.8	—	—	212.2	212.2	—	—
Corporate and other	171.2	—	171.2	—	173.4	—	173.4	—
	7,126.9	6,955.7	171.2	—	6,585.8	6,412.4	173.4	—
Bonds:
Canadian government	96.9	—	96.9	—	311.4	—	311.4	—
Canadian provincials	154.8	—	154.8	—	196.9	—	196.9	—
U.S. treasury	952.3	—	952.3	—	1,117.3	—	1,117.3	—
U.S. states and municipalities	2,974.6	—	2,974.6	—	4,732.2	—	4,732.2	—
Other government	1,256.6	—	1,256.6	—	1,176.2	—	1,176.2	—
Corporate and other	2,849.0	—	1,261.9	1,587.1	2,633.5	—	1,580.4	1,053.1
	8,284.2	—	6,697.1	1,587.1	10,167.5	—	9,114.4	1,053.1
Preferred stocks:
Canadian	29.2	—	12.9	16.3	22.2	—	10.9	11.3
U.S.	5.3	—	—	5.3	0.3	—	—	0.3
Other	50.2	0.6	15.6	34.0	48.1	0.6	15.1	32.4
	84.7	0.6	28.5	55.6	70.6	0.6	26.0	44.0
Common stocks:
Canadian	755.7	630.7	103.6	21.4	665.3	545.0	98.6	21.7
U.S.	1,191.4	652.8	35.7	502.9	1,172.6	629.6	33.9	509.1
Other funds	155.5	—	155.5	—	157.1	—	157.1	—
Other	2,372.4	1,075.8	484.5	812.1	2,343.5	1,037.2	532.5	773.8
	4,475.0	2,359.3	779.3	1,336.4	4,338.5	2,211.8	822.1	1,304.6

Derivatives and other invested assets	212.5	—	94.0	118.5	219.3	—	121.5	97.8

Short sale and derivative obligations	(122.2)	—	(122.2)	—	(234.3)	—	(234.3)	—

Holding company cash and investments and portfolio investments measured at fair value	24,961.2	14,215.7	7,647.9	3,097.6	25,797.2	13,274.6	10,023.1	2,499.5

	100.0%	57.0%	30.6%	12.4%	100.0%	51.5%	38.9%	9.6%

Investments in associates (note 6)(1)	4,388.9	1,493.0	41.7	2,854.2	3,267.3	1,100.1	40.9	2,126.3

(1)	The carrying value of investments in associates is determined under the equity method of accounting and the related fair value is presented separately in the table above.

There were no significant changes to the valuation techniques and processes used at March 31, 2017 compared to those described in the Summary of Significant Accounting Policies in the company's annual consolidated financial statements for the year ended December 31, 2016.
Transfers between fair value hierarchy levels are considered effective from the beginning of the reporting period in which the transfer is identified. During the first quarter of 2017 a private placement debt security was transferred from Level 2 to Level 3 due to the modification of its terms and a change in the observability of a key valuation input. During the first quarter of 2016 there were no significant transfers of financial instruments between Level 1 and Level 2 and there were no transfers of financial instruments in or out of Level 3 as a result of changes in the observability of valuation inputs.
A summary of changes in the fair values of Level 3 financial assets and liabilities measured at FVTPL for the quarters ended March 31 follows:

	2017
	Private placement debt securities	Private company preferred shares	Limited partnerships and other	Private equity funds	Private company common shares	Derivatives and other invested assets	Total
Balance - January 1	1,053.1	44.0	981.4	167.8	155.4	97.8	2,499.5
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	75.2	0.4	42.6	6.2	4.8	(14.1)	115.1
Purchases	280.0	11.2	28.4	—	3.8	34.5	357.9
Transfer into Level 3	292.4	—	—	—	—	—	292.4
Sales, distributions and other	(130.4)	—	(53.9)	—	(3.4)	—	(187.7)
Unrealized foreign currency translation gains (losses) on foreign operations included in other comprehensive income	16.8	—	1.2	0.7	1.4	0.3	20.4
Balance - March 31	1,587.1	55.6	999.7	174.7	162.0	118.5	3,097.6

	2016
	Private placement debt securities	Private company preferred shares	Limited partnerships and other	Private equity funds	Private company common shares	Derivatives and other invested assets	Total
Balance - January 1	696.4	7.7	960.9	171.0	138.0	285.4	2,259.4
Net realized and unrealized gains (losses) included in the consolidated statement of earnings	(32.2)	(1.9)	14.6	(16.3)	(1.3)	(47.3)	(84.4)
Purchases	0.8	80.8	32.6	6.7	3.5	1.8	126.2
Sales and distributions	(2.8)	—	(25.2)	—	—	—	(28.0)
Unrealized foreign currency translation gains on foreign operations included in other comprehensive income	12.2	0.7	6.3	6.3	0.7	2.4	28.6
Balance - March 31	674.4	87.3	989.2	167.7	140.9	242.3	2,301.8

Reasonably possible changes in the value of unobservable inputs for any of the individual investments within the categories in the table above would not significantly change the fair value of investments classified as Level 3 in the fair value hierarchy.

Net gains (losses) on investments

	First quarter
	2017				2016
	Net realized gains (losses)		Net change in unrealized gains (losses)	Net gains(losses) on investments	Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments

Bonds	326.1		(291.4)	34.7	11.2		398.0		409.2
Preferred stocks	—		2.4	2.4	0.6		(5.3)		(4.7)
Common stocks	76.2		79.4	155.6	(77.8)	(2)	(240.6)	(2)	(318.4)
	402.3		(209.6)	192.7	(66.0)		152.1		86.1
Derivatives:
Common stock and equity index short positions	(218.0)	(1)	34.9	(183.1)	642.0	(1)	(745.6)		(103.6)
Common stock and equity index long positions	16.2	(1)	(6.3)	9.9	(22.5)	(1)	34.7		12.2
Equity index put options	—		—	—	—		(4.8)		(4.8)
Equity warrants and call options	—		6.5	6.5	—		—		—
CPI-linked derivatives	—		(15.3)	(15.3)	—		(54.6)		(54.6)
U.S. treasury bond forwards	(54.1)		19.8	(34.3)	—		—		—
Other	(8.0)		7.9	(0.1)	(15.8)		11.5		(4.3)
	(263.9)		47.5	(216.4)	603.7		(758.8)		(155.1)
Foreign currency gains (losses) on:
Investing activities	22.3		(11.2)	11.1	(15.4)		(10.1)		(25.5)
Underwriting activities	(8.0)		—	(8.0)	(48.7)		—		(48.7)
Foreign currency contracts	(22.2)		28.1	5.9	(20.3)		4.8		(15.5)
	(7.9)		16.9	9.0	(84.4)		(5.3)		(89.7)

Other	(0.5)		(3.2)	(3.7)	—		(0.9)		(0.9)

Net gains (losses) on investments	130.0		(148.4)	(18.4)	453.3		(612.9)		(159.6)

(1)
Amounts recorded in net realized gains (losses) include net gains (losses) on total return swaps where the counterparties are required to cash-settle on a quarterly or monthly basis the market value movement since the previous reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement. The company discontinued its economic equity hedging strategy during the fourth quarter of 2016 as described in notes 5, 7 and 24 in the company's annual consolidated financial statements for the year ended December 31, 2016.

(2)
During the first quarter of 2016 the company increased its ownership interest in APR Energy to 49.0% and commenced applying the equity method of accounting, resulting in unrealized losses of $68.1 on APR Energy being reclassified to realized losses with a net impact of nil on the consolidated statement of earnings.

6.	Investments in Associates
Investments in the equity of associates were comprised as follows:

	March 31, 2017		December 31, 2016
	Fair value	Carrying value	Fair value	Carrying value
Insurance and reinsurance associates	1,566.3	965.7	1,514.8	940.5
Non-insurance associates(1)(2)(3)(4)(5)(6)(7)(8)(9)	2,822.6	2,467.7	1,752.5	1,693.0
	4,388.9	3,433.4	3,267.3	2,633.5

As presented on the consolidated balance sheet:
Investments in associates	3,372.2	2,685.1	2,955.4	2,393.0
Fairfax India cash and portfolio investments(1)(2)(8)	909.4	698.8	311.9	240.5
Fairfax Africa cash and portfolio investments(6)	107.3	49.5	—	—
	4,388.9	3,433.4	3,267.3	2,633.5

(1)
On March 24, 2017 Fairfax India acquired a 38.0% interest in Bangalore International Airport Limited (“Bangalore Airport”) for cash consideration of $385.5 (approximately 25.2 billion Indian rupees). Bangalore Airport owns and operates the Kempegowda International Airport in Bangalore, India through a public-private partnership.

(2)
On March 14, 2017 Fairchem Speciality Limited ("Fairchem") and Privi Organics Limited ("Privi Organics") completed their previously announced merger, with the merged entity continuing under the Fairchem name and being consolidated by Fairfax India. See note 15.

(3)
On March 7, 2017 the company completed the acquisition of a 20.2% interest in Astarta Holding N.V. (“Astarta”) for $73.2 (approximately 301.8 million Polish zlotys), and expects to acquire an additional 7.8% interest in Astarta from another shareholder in May 2017 upon meeting certain conditions. Astarta specializes in sugar production, crop growing, soybean processing and cattle farming, primarily in Ukraine.

(4)
On March 1, 2017 the company acquired a 43.5% ownership interest in Farmers Edge Inc. ("Farmers Edge") for cash consideration of $95.0. Farmers Edge specializes in data science, precision agronomy (farming), geographic information systems, hardware engineering, software development, soil science and sustainability.

(5)
On December 7, 2016 the company and Sagard Holdings Inc. ("Sagard") provided $335.6 of debtor-in-possession financing (the "DIP financing") to Performance Sports Group Ltd. ("PSG") through a co-owned intermediate holding company ("Performance Sports"). The company invested $114.1 in debentures and $83.0 in common shares of Performance Sports (representing a 38.2% equity interest) for a total contribution towards the DIP financing of $197.1. PSG used the DIP financing for working capital requirements and to fund the refinancing of its existing term loans during its restructuring. On March 1, 2017 substantially all of the assets and certain related operating liabilities of PSG were sold to Performance Sports, which resulted in the repayment of a portion of the company’s $114.1 investment in debentures and the conversion of the remainder to additional common shares of Performance Sports. Subsequent to these transactions, the company held a $153.5 equity investment in Performance Sports represented by a voting interest of 50.0% and an equity interest of 42.6%.

(6)
On February 17, 2017 the company contributed its 39.6% indirect ownership interest in AFGRI to Fairfax Africa (fair value of $72.8 and carrying value of $40.5) in exchange for 7,284,606 multiple voting shares of Fairfax Africa at $10.00 per multiple voting share (see note 15). AFGRI continues to be presented as an investment in associate as Fairfax Africa is consolidated by the company.

(7)
At March 31, 2017 the carrying value of the company's investment in Resolute exceeded its fair value as determined by the market price of Resolute shares. The company performed a value-in-use analysis based on multi-year free cash flow projections with an assumed after-tax discount rate of 10.5% and a long term growth rate of 1.5%. Free cash flow projections are based on EBITDA projections from external reports that incorporate modest EBITDA growth in fiscal 2017. The after-tax discount rate is representative of the cost of capital for Resolute's industry peers as the company believes that over the long term Resolute's risk profile and cost of capital will be comparable to its peers. A long term growth rate of 1.5% is considered reasonable given Resolute's recent entrance into the tissue market and the rebound of the lumber market driven by new housing demand in North America. Other assumptions included in the value-in-use analysis were valuation of pension funding liability on a going concern basis, annual capital expenditures reverting to lower historic levels, working capital requirements being comparable to industry peers and Resolute not having to pay any significant cash taxes in the next five years due to the utilization of tax losses. As the recoverable amount (higher of fair value and value-in-use) exceeded carrying value by approximately $17, the investment in Resolute was not considered to be impaired.

(8)
Principally comprised of common shares of IIFL Holdings (fair value of $520.8 and carrying value of $309.4 at March 31, 2017 (December 31, 2016 - $266.0 and $220.1)), Bangalore Airport (fair value and carrying value of $388.3 at March 31, 2017 (December 31, 2016 - nil and nil)) and Fairchem (fair value and carrying value of nil at March 31, 2017 (December 31, 2016 - $45.5 and $19.4)). Fairfax, through its operating companies, also owns common shares of IIFL (fair value of $171.7 and carrying value of $99.5 at March 31, 2017 (December 31, 2016 - $107.9 and $96.3)) included in investment in associates on the consolidated balance sheet.

(9)	During the first quarter of 2017 the company received distributions and dividends of $28.1 (2016 - $52.0) from its non-insurance associates.

7.	Short Sales and Derivatives
The following table summarizes the company’s derivative financial instruments:

	March 31, 2017				December 31, 2016
	Cost	Notional amount	Fair value		Cost	Notional amount	Fair value
			Assets	Liabilities			Assets	Liabilities
Equity derivatives:
Equity index total return swaps – short positions	—	48.7	2.7	—	—	43.3	0.6	—
Equity total return swaps – short positions	—	1,563.6	19.5	54.4	—	1,623.0	10.4	78.1
Equity total return swaps – long positions	—	413.9	7.4	9.5	—	213.1	9.4	5.1
Equity and equity index call options	16.3	1,104.4	20.9	—	16.2	1,104.4	12.8	—
Warrants	31.3	324.6	29.7	—	6.5	32.2	6.5	—
CPI-linked derivative contracts	670.7	111,073.3	71.0	—	670.0	110,365.5	83.4	—
U.S. treasury bond forward contracts	—	1,723.0	1.6	31.7	—	3,013.4	—	49.7
Foreign exchange forward contracts	—	—	33.9	26.6	—	—	80.2	101.4
Total			186.7	122.2			203.3	234.3
Derivative contracts entered into by the company, with limited exceptions, are considered investments or economic hedges and are not designated as hedges for financial reporting.
Equity contracts
The company maintains short equity and equity index total return swaps for investment purposes that provide a return which is inverse to changes in the fair values of the equity indexes and certain individual equities. During the first quarter of 2017 the company paid net cash of $218.0 (2016 - received net cash of $642.0) in connection with the reset provisions and closures of its short equity and equity index total return swaps (excluding the impact of collateral requirements). During the first quarter of 2017 the company closed out $139.9 notional amount of short equity total return swaps, which produced a realized loss of $102.3.
Refer to note 16 for a tabular analysis summarizing the net effect of the company's equity and equity-related holdings (long exposures net of short exposures) on the company's financial position and results of operations.

	March 31, 2017				December 31, 2016
Short equity or equity index underlying total return swaps ("TRS") and call options	Units	Original notional amount(1)	Weighted average index value or strike price	Index value at period end	Units	Original notional amount(1)	Weighted average index value	Index value at period end
Other equity indices - TRS	—	54.8	—	—	—	54.8	—	—
Individual equities - TRS	—	1,084.4	—	—	—	1,224.4	—	—
S&P 500 - call options	461,632	1,100.0	2,382.84	2,362.72	461,632	1,100.0	2,382.84	2,238.83

(1)	The aggregate notional amounts on the dates that the short positions or call options were first initiated.

As at March 31, 2017 the company had entered into long equity total return swaps on individual equities for investment purposes with an original notional amount of $474.9 (December 31, 2016 - $283.9). During the first quarter of 2017 the company received net cash of $16.2 (2016 - paid net cash of $22.5) in connection with the reset provisions of its long equity total return swaps (excluding the impact of collateral requirements).
At March 31, 2017 the fair value of the collateral deposited for the benefit of derivative counterparties included in holding company cash and investments, or in assets pledged for short sale and derivative obligations, was $290.1 (December 31, 2016 - $322.9), comprised of collateral of $229.6(December 31, 2016 - $236.5) required to be deposited to enter into such derivative contracts (principally related to total return swaps) and $60.5 (December 31, 2016 - $86.4) securing amounts owed to counterparties to the company's derivative contracts arising in respect of changes in the fair values of those derivative contracts since the most recent reset date.
CPI-linked derivative contracts
The company has purchased derivative contracts referenced to consumer price indexes (“CPI”) in the geographic regions in which it operates that serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. The CPI-linked derivative contracts are summarized as follows:

	March 31, 2017
	Floor rate(1)	Average life (in years)	Notional amount		Weighted average strike price	Index value at period end	Cost	Cost(2) (in bps)	Market value	Market value(2) (in bps)	Unrealized gain (loss)
Underlying CPI index			Original currency	U.S. dollars
United States	0.0%	5.4	46,725.0	46,725.0	231.39	243.80	286.9	61.4	30.1	6.4	(256.8)
United States	0.5%	7.5	12,600.0	12,600.0	238.30	243.80	39.5	31.3	26.6	21.1	(12.9)
European Union	0.0%	4.7	41,375.0	44,252.8	96.09	101.59	300.9	68.0	13.1	3.0	(287.8)
United Kingdom	0.0%	5.6	3,300.0	4,126.5	243.82	269.30	22.7	55.0	0.4	1.0	(22.3)
France	0.0%	5.8	3,150.0	3,369.0	99.27	101.14	20.7	61.4	0.8	2.4	(19.9)
		5.4		111,073.3			670.7		71.0		(599.7)

	December 31, 2016
	Floor rate(1)	Average life (in years)	Notional amount		Weighted average strike price	Index value at period end	Cost	Cost(2) (in bps)	Market value	Market value(2) (in bps)	Unrealized gain (loss)
Underlying CPI index			Original currency	U.S. dollars
United States	0.0%	5.7	46,725.0	46,725.0	231.39	241.43	286.9	61.4	35.2	7.5	(251.7)
United States	0.5%	7.8	12,600.0	12,600.0	238.30	241.43	39.5	31.3	34.3	27.2	(5.2)
European Union	0.0%	5.0	41,375.0	43,640.4	96.09	101.26	300.3	68.8	12.5	2.9	(287.8)
United Kingdom	0.0%	5.9	3,300.0	4,077.6	243.82	267.10	22.6	55.4	0.5	1.2	(22.1)
France	0.0%	6.1	3,150.0	3,322.5	99.27	100.66	20.7	62.3	0.9	2.7	(19.8)
		5.6		110,365.5			670.0		83.4		(586.6)

(1)
Contracts with a floor rate of 0.0% provide a payout at maturity if there is cumulative deflation over the life of the contract. Contracts with a floor rate of 0.5% provide a payout at maturity based on a weighted average strike price of 250.49 if cumulative inflation averages less than 0.5% per year over the life of the contract.

(2)	Expressed as a percentage of the notional amount.
During the first quarter of 2017 the company did not enter into any new CPI-linked derivative contracts. During the first quarter of 2016 the company entered into new CPI-linked derivative contracts with a notional amount of $500.0 at a cost of $1.8. The company’s CPI-linked derivative contracts produced net unrealized losses of $15.3 in the first quarter of 2017 (2016 - net unrealized losses of $54.6). Net unrealized gains (losses) on CPI-linked derivative contracts typically reflect the market's expectation of decreases (increases) in the values of the CPI indexes underlying those contracts at their respective maturities during the periods presented (those contracts are structured to benefit the company during periods of decreasing CPI index values).
U.S. treasury bond forward contracts
To reduce its exposure to interest rate risk (specifically exposure to U.S. state and municipal bonds and long dated U.S. treasury bonds held in its fixed income portfolio), the company had entered into forward contracts to sell long dated U.S. treasury bonds with a notional amount of $1,723.0 at March 31, 2017 (December 31, 2016 - $3,013.4).  These contracts have an average term to maturity of less than one year and may be renewed at market rates.
Foreign exchange forward contracts
Long and short foreign exchange forward contracts primarily denominated in the euro, the British pound sterling and the Canadian dollar are used to manage certain foreign currency exposures arising from foreign currency denominated transactions. The contracts have an average term to maturity of less than one year and may be renewed at market rates.

Counterparty risk
The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its derivative contracts. The fair value of the collateral deposited for the benefit of the company at March 31, 2017 consisted of cash of $8.2 and government securities of $45.3 (December 31, 2016 - $8.3 and $54.4). The company has recognized the cash collateral within subsidiary cash and short term investments and recognized a corresponding liability within accounts payable and accrued liabilities. The company had not exercised its right to sell or repledge collateral at March 31, 2017. The company's exposure to counterparty risk and the manner in which it is managed are discussed further in note 16.

8.	Insurance Contract Liabilities

	March 31, 2017			December 31, 2016
	Gross	Ceded	Net	Gross	Ceded	Net
Provision for unearned premiums	4,043.8	546.6	3,497.2	3,740.4	539.8	3,200.6
Provision for losses and loss adjustment expenses	19,291.8	3,091.8	16,200.0	19,481.8	3,179.6	16,302.2
Insurance contract liabilities	23,335.6	3,638.4	19,697.2	23,222.2	3,719.4	19,502.8

Provision for losses and loss adjustment expenses
Changes in the provision for losses and loss adjustment expenses for the quarters ended March 31 were as follows:

	2017	2016
Provision for losses and loss adjustment expenses – January 1	19,481.8	19,816.4
Decrease in estimated losses and expenses for claims occurring in the prior years	(31.3)	(76.8)
Losses and expenses for claims occurring in the current year	1,428.9	1,301.4
Paid on claims occurring during:
the current year	(160.6)	(132.4)
the prior years	(1,515.8)	(1,262.1)
Foreign exchange effect and other	88.8	291.8
Provision for losses and loss adjustment expenses – March 31	19,291.8	19,938.3

9.	Reinsurance
Reinsurers’ share of insurance contract liabilities was comprised as follows:

	March 31, 2017			December 31, 2016
	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers	Gross recoverable from reinsurers	Provision for uncollectible reinsurance	Recoverable from reinsurers
Provision for losses and loss adjustment expenses	3,119.9	(28.1)	3,091.8	3,210.0	(30.4)	3,179.6
Reinsurers’ share of paid losses	543.2	(142.3)	400.9	432.2	(141.3)	290.9
Provision for unearned premiums	546.6	—	546.6	539.8	—	539.8
	4,209.7	(170.4)	4,039.3	4,182.0	(171.7)	4,010.3
Included in commissions, net in the consolidated statement of earnings for the first quarter of 2017 is commission income earned on premiums ceded to reinsurers of $56.4 (2016 - $51.6).

10.	Borrowings

	March 31, 2017			December 31, 2016
	Principal	Carrying value(1)	Fair value(2)	Principal	Carrying value(1)	Fair value(2)

Holding company	3,482.8	3,465.3	3,787.7	3,490.8	3,472.5	3,737.2
Insurance and reinsurance companies	431.5	437.0	435.2	429.3	435.5	430.2
Non-insurance companies(3)	779.2	776.8	776.2	863.4	859.6	859.0
Total borrowings	4,693.5	4,679.1	4,999.1	4,783.5	4,767.6	5,026.4

(1)	Principal net of unamortized issue costs and discounts (premiums).

(2)	Based principally on quoted market prices with the remainder based on discounted cash flow models using market observable inputs (Levels 1 and 2 respectively in the fair value hierarchy).

(3)	These borrowings are non-recourse to the holding company.

On March 15, 2017 the company closed its previously announced tender offers to purchase a targeted aggregate principal amount of up to Cdn$250 of certain of its outstanding senior notes. Pursuant to those tender offers, the company purchased principal amounts of $8.7, $5.8 and $3.3 of its notes due in 2019, 2020 and 2021 for cash consideration of $9.7, $6.6 and $3.7 respectively.

On March 31, 2017 Fairfax India repaid its floating rate secured term loan of $225.0.

Credit Facility - Holding Company
There was $200.0 drawn on the company's credit facility as at March 31, 2017.

11.	Total Equity
Equity attributable to shareholders of Fairfax
Common stock
The number of shares outstanding was as follows:

	2017	2016
Subordinate voting shares – January 1	22,344,796	21,465,089
Issuances of shares	—	1,000,000
Treasury shares acquired	(50,411)	(44,783)
Treasury shares reissued	20,916	17,710
Subordinate voting shares – March 31	22,315,301	22,438,016
Multiple voting shares – beginning and end of period	1,548,000	1,548,000
Interest in shares held through ownership interest in shareholder – beginning and end of period	(799,230)	(799,230)
Common stock effectively outstanding – March 31	23,064,071	23,186,786

During the first quarters of 2017 and 2016 the company repurchased for treasury 50,411 and 44,783 subordinate voting shares at a cost of $23.9 and $23.8 respectively for use in its share-based payment awards.
Preferred stock
During the first quarters of 2017 and 2016 the company paid dividends of $10.8 and $11.1 on its preferred shares.

Non-controlling interests

						Net earnings (loss) attributable to non-controlling interests
		March 31, 2017		December 31, 2016		First quarter ended March 31,
Subsidiary	Domicile	Minority voting percentage	Carrying value	Minority voting percentage	Carrying value	2017	2016
Fairfax India(1)	Canada	6.4%	1,104.1	4.7%	743.7	(44.4)	(2.2)
Cara	Canada	43.4%	548.6	43.4%	523.9	24.4	6.3
Brit(2)	U.K.	27.5%	461.8	27.5%	463.4	10.1	31.1
Fairfax Africa(3)	Canada	1.2%	186.9	—	—	(0.7)	—
Thomas Cook India	India	32.3%	152.0	32.3%	139.6	1.2	(3.2)
AMAG	Indonesia	20.0%	37.2	20.0%	25.9	0.7	—
The Keg	Canada	49.0%	24.7	49.0%	23.5	1.1	1.5
All other	—	—	58.1	—	80.0	0.3	0.8
			2,573.4		2,000.0	(7.3)	34.3

(1)
The increase in carrying value of non-controlling interests at March 31, 2017 compared to December 31, 2016 was primarily due to common shares issued as a result of Fairfax India's public offering and private placement on January 13, 2017, the acquisition of a 51.0% interest in Saurashtra Freight and the merger of Fairchem and Privi Organics. See note 15.

(2)	On March 3, 2017 Brit paid a dividend of $45.8 to OMERS.

(3)	On February 17, 2017 the company acquired a 64.2% equity interest in Fairfax Africa. See note 15.
Non-controlling interest voting percentages were consistent with economic ownership for each subsidiary at March 31, 2017 except for Fairfax India, Cara, and Fairfax Africa whose non-controlling interest economic ownership percentages were 69.8%, 61.1%, and 35.8% respectively.

12.	Earnings per Share
Net earnings (loss) per common share is calculated in the following table based upon the weighted average common shares outstanding:

	First quarter
	2017	2016
Net earnings (loss) attributable to shareholders of Fairfax	82.6	(51.0)
Preferred share dividends	(10.8)	(11.1)
Net earnings (loss) attributable to common shareholders – basic and diluted	71.8	(62.1)

Weighted average common shares outstanding – basic	23,078,819	22,529,993
Share-based payment awards	625,912	—
Weighted average common shares outstanding – diluted	23,704,731	22,529,993

Net earnings (loss) per common share – basic	$3.11	$(2.76)
Net earnings (loss) per common share – diluted	$3.03	$(2.76)
Share-based payment awards of 547,542 were not included in the calculation of net loss per diluted common share for the three months ended March 31, 2016 as inclusion of the awards would be anti-dilutive.

13.	Income Taxes
The company’s provision for income taxes for the quarters ended March 31 is summarized in the following table:

	First quarter
	2017	2016
Current income tax
Current year expense	66.2	118.0
Adjustments to prior years’ income taxes	(1.0)	(0.2)
	65.2	117.8
Deferred income tax
Origination and reversal of temporary differences	(40.6)	(95.9)
Adjustments to prior years' deferred income taxes	(0.5)	(0.5)
Other	0.8	(0.6)
	(40.3)	(97.0)

Provision for income taxes	24.9	20.8

A significant portion of the company's earnings (loss) before income taxes may be earned or incurred outside of Canada. The statutory income tax rates for jurisdictions outside of Canada generally differ from the Canadian statutory income tax rate (and may be significantly higher or lower). The company’s earnings (loss) before income taxes by jurisdiction and the associated provision for (recovery of) income taxes for the quarters ended March 31 are summarized in the following table:

	First quarter
	2017					2016
	Canada	U.S.(1)	U.K.(2)	Other	Total	Canada	U.S.(1)	U.K.(2)	Other	Total

Earnings (loss) before income taxes	(72.6)	86.8	55.8	30.2	100.2	(191.3)	125.8	91.2	(21.6)	4.1
Provision for (recovery of) income taxes	4.9	9.4	5.3	5.3	24.9	(4.3)	16.5	8.0	0.6	20.8
Net earnings (loss)	(77.5)	77.4	50.5	24.9	75.3	(187.0)	109.3	83.2	(22.2)	(16.7)

(1)
Principally comprised of Crum & Forster, Zenith National, OdysseyRe (notwithstanding that certain operations of OdysseyRe conduct business outside of the U.S.), U.S. Runoff and other associated holding company results.

(2)	Principally comprised of Brit, Riverstone UK, Advent and other associated holding company results.
The increase in pre-tax profitability in Canada and Other in the first quarter of 2017 compared to the first quarter of 2016 principally reflected improved investment results. The decrease in pre-tax profitability in the U.S. and U.K. in the first quarter of 2017 compared to the first quarter of 2016 primarily reflected weaker investment results.

Reconciliations of the provision for income taxes calculated at the Canadian statutory income tax rate to the provision for income taxes at the effective tax rate in the consolidated financial statements for the quarters ended March 31 are summarized in the following table:

	First quarter
	2017	2016

Canadian statutory income tax rate	26.5%	26.5%

Provision for income taxes at the Canadian statutory income tax rate	26.6	1.1
Non-taxable investment income	(21.4)	(20.2)
Tax rate differential on income and losses outside Canada	15.6	(11.8)
Recovery relating to prior years	(2.9)	(0.7)
Change in unrecorded tax benefit of losses and temporary differences	0.1	49.2
Foreign exchange effect	2.9	6.1
Change in tax rate for deferred income taxes	0.6	(0.2)
Other including permanent differences	3.4	(2.7)
Provision for income taxes	24.9	20.8
Non-taxable investment income is principally comprised of dividend income, non-taxable interest income and the 50% of net capital gains which are not taxable in Canada.
The tax rate differential on income and losses outside Canada of $15.6 in the first quarter of 2017 principally related to income in the U.S., which is taxed at rates that are higher than the Canadian statutory rate, and losses at Fairfax India and Fairfax Africa, which are taxed at rates lower than the Canadian statutory rate, partially offset by income in the U.K. which is taxed at rates lower than the Canadian statutory rate. The tax rate differential on income and losses outside Canada of $11.8 in the first quarter of 2016 principally reflected income in the U.K. and Fairfax India, where the statutory income tax rate is significantly lower than the Canadian statutory rate.

The change in unrecorded tax benefit of losses and temporary differences in the first quarter of 2017 was primarily due to increases in unrecorded deferred tax assets in Canada of $17.1, partially offset by the recognition of a previously unrecorded deferred tax asset at Cara of $18.5. The change in unrecorded tax benefit of losses and temporary differences in the first quarter of 2016 was primarily due to increases in unrecorded deferred tax assets in Canada of $43.2.

14.	Contingencies and Commitments

Lawsuit

On July 26, 2006 Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. On September 12, 2012, before trial, and consequently without having heard or made any determination on the facts, the Court dismissed the lawsuit on legal grounds. In October 2012 Fairfax filed an appeal of this dismissal, as it believes that the legal basis for the dismissal is incorrect. On April 27, 2017, the appeals court issued a decision reinstating certain claims but affirming the dismissal of the major portion of the claims. Fairfax will review the decision and will consider how to proceed further. The ultimate outcome of any litigation is uncertain. The financial effects, if any, of this lawsuit cannot be practicably determined at this time, and the company’s consolidated financial statements include no anticipated recovery from the lawsuit.
Other

The Autorité des marchés financiers (the “AMF”), the securities regulatory authority in the Province of Quebec, is conducting an investigation of Fairfax, its CEO, Prem Watsa, and its President, Paul Rivett. The investigation concerns the possibility of illegal insider trading and/or tipping (not involving any personal trading by the individuals) in connection with the December 15, 2011 takeover offer by Resolute Forest Products Inc. for shares of Fibrek Inc. Except as set out below, further details concerning the investigation are, by law, not permitted to be disclosed.
The AMF has authorized Fairfax to make the above-mentioned disclosure. Fairfax and its management are solely responsible for the content of the disclosure set out in the three following paragraphs; the AMF has not in any way endorsed that content.
Resolute’s above-mentioned takeover offer was made to all Fibrek shareholders, including Fairfax. Fairfax agreed in that transaction to a hard lock-up agreement with Resolute whereby Fairfax agreed to tender its shares of Fibrek, representing approximately 26% of Fibrek's outstanding shares, to the Resolute takeover offer at the same price as all other Fibrek shareholders. At the time of the Resolute takeover offer for Fibrek, Fairfax's position in Fibrek was valued at approximately Cdn$32, representing less than 1/6 of 1% of Fairfax's total invested assets at that time.
Fibrek actively opposed the Resolute takeover offer. ln 2012, the Fibrek transaction was the subject of numerous regulatory hearings in Quebec and court proceedings relating to Fibrek's anti-takeover tactics and the hard lock-ups given by various selling shareholders, including Fairfax. Allegations were made in those hearings concerning the possibility of non-compliance with the takeover bid rules. Resolute’s takeover offer was allowed to proceed and resulted in Resolute acquiring Fibrek.

Fairfax believes it has an unblemished record for honesty and integrity and is fully cooperating with the AMF’s investigation. Fairfax continues to be confident that in connection with the Resolute takeover offer, it had no material non-public information, that it did not engage in illegal insider trading or tipping, and that there is no reasonable basis for any proceedings in this connection. To the best of Fairfax's knowledge, the AMF investigation is still ongoing. If the AMF commences legal proceedings, no assurance can be given at this time by Fairfax as to the outcome.

15.	Acquisitions and Divestitures
Subsequent to March 31, 2017
Agreement to acquire Allied World Assurance Holdings AG
On December 18, 2016 the company entered into an agreement to acquire all of the issued and outstanding shares of Allied World Assurance Company Holdings, AG ("Allied World") pursuant to which Allied World shareholders will receive $54.00 per share or approximately $4.9 billion in aggregate. Consideration per share payable by the company is expected to be comprised of cash ($23.00, funded by the company's cash resources and an indirect investment by co-investors as described below) and Fairfax subordinate voting shares ($26.00, based on certain prescribed exchange ratios). In addition, Allied World will pay a pre-closing special cash dividend of $5.00 per share. The company has entered into agreements with Ontario Municipal Employees Retirement System ("OMERS"), the pension plan manager for government employees in the province of Ontario, Alberta Investment Management Corporation (“AIMCo”), an investment manager for pension, endowment and government funds in the province of Alberta, and certain other third parties (together “the co-investors”), pursuant to which the co-investors will invest approximately $1.6 billion to indirectly acquire approximately 33% of the issued and outstanding shares of Allied World contemporaneously with the closing of the company’s acquisition of Allied World. The company will have the ability to acquire the shares owned by the co-investors over time. Closing of the transaction is subject to regulatory approvals and certain other closing conditions, and is expected to occur in the second or third quarter of 2017. Allied World is a global property, casualty and specialty insurer and reinsurer.
Acquisition of certain American International Group, Inc. operations in Latin America and Central and Eastern Europe
On October 18, 2016 the company agreed to acquire from American International Group, Inc. ("AIG") insurance operations in Argentina, Chile, Colombia, Uruguay, Venezuela and Turkey, and certain assets and renewal rights with respect to the portfolio of local business written by AIG Europe in Bulgaria, Czech Republic, Hungary, Poland, Romania and Slovakia, for total consideration of approximately $240. Through an ongoing partnership, Fairfax will support and service AIG’s multinational business in the countries where business operations are acquired. Each transaction is subject to customary closing conditions, including relevant regulatory approvals, and is expected to close in 2017.

Three months ended March 31, 2017
Merger of Fairchem Speciality Limited and Privi Organics Limited
On March 14, 2017 Fairchem Speciality Limited ("Fairchem") and Privi Organics Limited ("Privi Organics") completed their previously announced merger, with the merged entity continuing under the Fairchem name. Fairfax India, which had acquired a 44.9% interest in Fairchem on February 8, 2016 and a 50.8% interest in Privi Organics on August 26, 2016, became the dominant shareholder in Fairchem with a 48.7% interest. Prior to the merger, the company consolidated Privi Organics and applied the equity method of accounting to its investment in Fairchem. Subsequent to the merger, the assets and liabilities and results of operations of Fairchem were consolidated in the Other reporting segment.

Investment in Fairfax Africa Holdings Corporation
On February 17, 2017 the company acquired 22,715,394 multiple voting shares in a private placement and 2,500,000 subordinate voting shares as part of the initial public offering of Fairfax Africa Holdings Corporation ("Fairfax Africa") for total cash consideration of $252.2. The company also contributed its 39.6% indirect interest in AFGRI Proprietary Limited ("AFGRI") with a fair value of $72.8 to Fairfax Africa in exchange for 7,284,606 multiple voting shares. Through its initial public offering, private placements and exercise of the over-allotment option by the underwriters, Fairfax Africa raised net proceeds of $493.3 after issuance costs and expenses, inclusive of the contribution of the investment in AFGRI. Following those transactions, the company's $325.0 ($10.00 per share) investment represented 98.8% of the voting rights and 64.2% of the equity interest in Fairfax Africa. Fairfax Africa was established, with the support of Fairfax, to invest in public and private equity and debt instruments of African businesses or other businesses with customers, suppliers or business primarily conducted in, or dependent on, Africa. The assets and liabilities and results of operations of Fairfax Africa were consolidated in the Other reporting segment.
Acquisition of Saurashtra Freight Private Limited
On February 14, 2017 Fairfax India acquired a 51.0% interest in Saurashtra Freight Private Limited ("Saurashtra Freight") for cash consideration of $30.0 (2.0 billion Indian rupees). Saurashtra Freight operates a container freight station at the Mundra Port in the Indian state of Gujarat. The assets and liabilities and results of operations of Saurashtra Freight were consolidated in the Other reporting segment.
Investment in Mosaic Capital Corporation
On January 26, 2017 the company invested $114.5 (Cdn$150.0) in securities of Mosaic Capital Corporation ("Mosaic Capital") issued through a private placement comprised of: (i) Cdn$100.0 principal amount of 6.00% senior preferred securities; (ii) Cdn$50.0 principal amount of 5.00% senior secured debentures; and (iii) warrants entitling the company to acquire up to 17,026,106 common shares of Mosaic Capital at a price of Cdn$8.81 per common share at any time until January 26, 2024 (the "Mosaic warrants"). Pursuant to IFRS, the company’s investment in Mosaic warrants represent a potential voting interest of approximately 62% (assuming all holders of Mosaic Capital convertible securities, including the company, exercised their options to convert), giving the company the ability to control Mosaic Capital. Consequently, the assets and liabilities and results of operations of Mosaic Capital were consolidated in the Other reporting segment. Mosaic Capital is a Canadian investment company that owns a portfolio of established businesses in the infrastructure, printing, oil and gas services, technology, manufacturing and real estate industries.
Additional Investment in Fairfax India Holdings Corporation
On January 13, 2017 the company acquired 12,340,500 subordinate voting shares of Fairfax India for $145.0 ($11.75 per share) in a private placement. Through that private placement and a contemporaneous bought deal public offering, Fairfax India raised proceeds of $493.5 net of commissions and expenses. Combined with various open market purchases of Fairfax India subordinate voting shares, the company's multiple voting shares and subordinate voting shares represented 93.6% of the voting rights and 30.2% of the equity interest in Fairfax India at the close of the aforementioned private placement and public offering.
The determination of the fair value of assets acquired and liabilities assumed in connection with the acquisitions described above is currently underway and will be finalized within twelve months of the respective acquisition dates.

16.	Financial Risk Management

Overview
There were no significant changes in the types of the company's risk exposures or the processes used by the company for managing those risk exposures at March 31, 2017 compared to those identified and disclosed in the company's annual consolidated financial statements for the year ended December 31, 2016, except as discussed below.
Underwriting Risk
Underwriting risk is the risk that the total cost of claims, claims adjustment expenses and premium acquisition expenses will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. There were no significant changes to the company's exposure to underwriting risk or the framework used to monitor, evaluate and manage underwriting risk at March 31, 2017 compared to December 31, 2016.
Credit Risk
Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial obligations to the company. Credit risk arises predominantly with respect to cash and short term investments, investments in debt instruments, insurance contract receivables, recoverable from reinsurers and receivables from counterparties to derivative contracts (primarily total return swaps and CPI-linked derivatives). During the first quarter of 2017 the company sold long dated U.S. treasury bonds and U.S. state and municipal bonds (net proceeds of $175.3 and $1,729.8 respectively) which decreased the company's proportionate holdings of investments in debt instruments rated AA/Aa or better. There were no other significant changes to the company's exposure to credit risk, and no changes to the framework used to monitor, evaluate and manage credit risk, at March 31, 2017 compared to December 31, 2016.

	March 31, 2017			December 31, 2016
Issuer Credit Rating	Amortized cost	Carrying value	%	Amortized cost	Carrying value	%
AAA/Aaa	1,670.0	1,549.9	18.7	2,042.0	1,915.8	18.8
AA/Aa	2,370.0	2,737.2	33.0	3,669.1	4,383.3	43.1
A/A	405.8	418.1	5.0	649.3	728.5	7.2
BBB/Baa	1,100.6	1,211.5	14.6	910.4	1,024.0	10.1
BB/Ba	73.2	85.9	1.0	98.5	117.6	1.2
B/B	367.3	303.8	3.8	339.0	261.6	2.5
Lower than B/B and unrated	1,974.1	1,977.8	23.9	1,808.8	1,736.7	17.1
Total	7,961.0	8,284.2	100.0	9,517.1	10,167.5	100.0

Counterparties to Derivative Contracts
Counterparty risk refers to the risk that a counterparty to the company's derivative contracts may not fulfill its obligations under the contract. Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty (the “net settlement arrangements”). The following table sets out the company's exposure to counterparty risk assuming all derivative contract counterparties are simultaneously in default:

	March 31, 2017	December 31, 2016
Total derivative assets(1)	156.6	196.4
Impact of net settlement arrangements	(49.3)	(53.8)
Fair value of collateral deposited for the benefit of the company(2)	(54.6)	(54.0)
Excess collateral pledged by the company in favour of counterparties	10.3	12.2
Initial margin not held in segregated third party custodian accounts	8.0	5.0
Net derivative counterparty exposure after net settlement and collateral arrangements	71.0	105.8

(1)	Excludes equity warrants and equity call options which are not subject to counterparty risk.

(2)	Excludes $1.1 (December 31, 2016 - $8.7) of excess collateral pledged by counterparties.
The fair value of the collateral deposited for the benefit of the company at March 31, 2017 consisted of cash of $8.2 and government securities of $45.3 (December 31, 2016 - $8.3 and $54.4). The company had not exercised its right to sell or repledge collateral at March 31, 2017.
Recoverable from Reinsurers
Credit exposure on the company's recoverable from reinsurers balance existed at March 31, 2017 to the extent that any reinsurer may be unable or unwilling to reimburse the company under the terms of the relevant reinsurance arrangements. The provision for uncollectible reinsurance is disclosed in note 9.

Liquidity Risk
Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable costs as they fall due. There were no significant changes to the company's exposure to liquidity risk or the framework used to monitor, evaluate and manage liquidity risk at March 31, 2017 compared to December 31, 2016.
The holding company's remaining known significant commitments for 2017 consist of payments of interest, corporate overhead expenses, preferred share dividends, income taxes, purchase consideration payable (included in holding company borrowings), the purchase prices related to the acquisitions of Allied World and certain AIG operations in Latin America and Central and Eastern Europe and potential cash outflows related to derivative contracts (described below).

During the first quarter of 2017 the holding company paid net cash of $68.2 (2016 - received net cash of $61.6) and the insurance and reinsurance subsidiaries paid net cash of $133.6 (2016 - received net cash of $557.9) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements).

Market Risk
Market risk, comprised of foreign currency risk, interest rate risk and other price risk, is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The company is exposed to market risk principally in its investing activities but also in its underwriting activities to the extent that those activities expose the company to foreign currency risk. The company's investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection. The company has policies to limit and monitor its individual issuer exposures and aggregate equity exposure. Exposure to single issuers and total equity positions are monitored at the subsidiary level and in aggregate at the company level.
Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The company's exposure to interest rate risk decreased during the first quarter of 2017 reflecting sales of long dated U.S. treasury bonds and U.S. state and municipal bonds (net proceeds of $175.3 and $1,729.8 respectively). There were no significant changes to the company's framework used to monitor, evaluate and manage interest rate risk at March 31, 2017 compared to December 31, 2016.

	March 31, 2017			December 31, 2016
	Fair value of fixed income portfolio(1)	Hypothetical $ change effect on net earnings(1)	Hypothetical % change in fair value(1)	Fair value of fixed income portfolio(1)	Hypothetical $ change effect on net earnings(1)	Hypothetical % change in fair value(1)
Change in Interest Rates
200 basis point increase	7,959.3	(235.4)	(3.9)	9,758.6	(295.1)	(4.0)
100 basis point increase	8,119.4	(119.6)	(2.0)	9,962.2	(148.2)	(2.0)
No change	8,284.2	—	—	10,167.5	—	—
100 basis point decrease	8,441.8	113.8	1.9	10,338.3	124.6	1.7
200 basis point decrease	8,605.4	232.9	3.9	10,480.2	228.6	3.1

(1)	Includes the impact of U.S. treasury bond forward contracts.

Market Price Fluctuations
Market price fluctuation is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or other factors affecting all similar financial instruments in the market. The company's exposure to equity price risk through its equity and equity-related holdings increased at March 31, 2017 compared to December 31, 2016 as described below.
The following table summarizes the net effect of the company's equity and equity-related holdings (long exposures net of short exposures) on the company's financial position as at March 31, 2017 and December 31, 2016 and results of operations for the quarters ended March 31, 2017 and 2016:

	March 31, 2017		December 31, 2016		Quarter ended March 31, 2017	Quarter ended March 31, 2016
	Exposure/Notional amount	Carrying value	Exposure/Notional amount	Carrying value	Pre-tax earnings (loss)	Pre-tax earnings (loss)
Long equity exposures:
Common stocks(1)	4,319.5	4,319.5	4,181.4	4,181.4	154.0	(320.3)
Preferred stocks – convertible	18.8	18.8	9.1	9.1	0.9	(4.0)
Bonds – convertible	687.5	687.5	638.2	638.2	50.8	(23.5)
Investments in associates(2)	2,822.6	2,467.7	1,752.5	1,693.0	—	—
Derivatives and other invested assets:
Equity total return swaps – long positions	413.9	(2.1)	213.1	4.3	9.9	12.2
Equity warrants and call options	50.6	50.6	19.3	19.3	6.5	—
Total equity and equity related holdings	8,312.9	7,542.0	6,813.6	6,545.3	222.1	(335.6)

Equity hedges and short equity exposures(3):
Derivatives and other invested assets:
Equity total return swaps – short positions	(1,563.6)	(34.9)	(1,623.0)	(67.7)	(177.7)	(34.1)
Equity index total return swaps – short positions	(48.7)	2.7	(43.3)	0.6	(5.4)	(69.5)
Equity index put options(4)	—	—	—	—	—	(4.8)
	(1,612.3)	(32.2)	(1,666.3)	(67.1)	(183.1)	(108.4)

Net equity exposures and financial effects	6,700.6		5,147.3		39.0	(444.0)

(1)
The company excludes other funds with a carrying value of $155.5 at March 31, 2017 (December 31, 2016 - $157.1) that are invested principally in fixed income securities when measuring its equity and equity-related exposure.

(2)	Excludes the company’s insurance and reinsurance investments in associates which are considered long term strategic holdings. See note 6 for details.

(3)
The company discontinued its economic equity hedging strategy during the fourth quarter of 2016 as described in notes 5, 7 and 24 in the company's annual consolidated financial statements for the year ended December 31, 2016.

(4)	The company does not consider the notional amounts of the S&P 500 call options and put options in its assessment of its net equity exposures if they are out-of-the-money.
Risk of Decreasing Price Levels
The company has purchased derivative contracts referenced to the CPI in the geographic regions in which it operates, which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. Holdings of CPI-linked derivative contracts and the activity for the period are disclosed in note 7.
Foreign Currency Risk
Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset or liability will fluctuate because of changes in exchange rates and as a result, could produce an adverse effect on earnings and equity when measured in a company's functional currency. There were no significant changes to the company's exposure to foreign currency risk or the framework used to monitor, evaluate and manage foreign currency risk at March 31, 2017 compared to December 31, 2016.

Capital Management
The company's capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital at March 31, 2017, comprising total debt, shareholders' equity attributable to shareholders of Fairfax and non-controlling interests, was $16,914.5 compared to $16,587.7 at December 31, 2016.

The company manages its capital based on the following financial measurements and ratios:

	March 31, 2017	December 31, 2016
Holding company cash and investments (net of short sale and derivative obligations)	943.9	1,329.4

Borrowings – holding company	3,465.3	3,472.5
Borrowings – insurance and reinsurance companies	437.0	435.5
Borrowings – non-insurance companies	776.8	859.6
Total debt	4,679.1	4,767.6

Net debt(1)	3,735.2	3,438.2

Common shareholders’ equity	8,326.5	8,484.6
Preferred stock	1,335.5	1,335.5
Non-controlling interests	2,573.4	2,000.0
Total equity	12,235.4	11,820.1

Net debt/total equity	30.5%	29.1%
Net debt/net total capital(2)	23.4%	22.5%
Total debt/total capital(3)	27.7%	28.7%
Interest coverage(4)	2.4x	n/a
Interest and preferred share dividend distribution coverage(5)	2.0x	n/a

(1)	Net debt is calculated by the company as total debt less holding company cash and investments (net of short sale and derivative obligations).

(2)	Net total capital is calculated by the company as the sum of total equity and net debt.

(3)	Total capital is calculated by the company as the sum of total equity and total debt.

(4)	Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(5)
Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a before tax equivalent at the company’s Canadian statutory income tax rate.

Holding company borrowings at March 31, 2017 decreased by $7.2 to $3,465.3 from $3,472.5 at December 31, 2016 primarily reflecting the repurchases of $17.8 principal amount of Fairfax senior notes due 2019, 2020 and 2021, partially offset by the impact of foreign currency translation on the company's Canadian dollar denominated long term debt.
Subsidiary borrowings (comprised of borrowings of the insurance and reinsurance companies and the non-insurance companies) decreased by $81.3 to $1,213.8 at March 31, 2017 from $1,295.1 at December 31, 2016, primarily reflecting the repayment of Fairfax India's term loan of $225.0, partially offset by increased borrowings at NCML ($52.0) to fund expansion, borrowings by Quess ($26.0) to fund working capital requirements, and the consolidation of the borrowings of Mosaic Capital ($43.7).
Common shareholders’ equity decreased from $8,484.6 at December 31, 2016 to $8,326.5 at March 31, 2017 primarily reflecting the payment of dividends on the company's common and preferred shares ($248.2), partially offset by net earnings attributable to shareholders of Fairfax ($82.6) and other comprehensive income of $61.4 (primarily $57.5 related to net unrealized foreign currency translation gains on foreign operations).
The changes in holding company borrowings, subsidiary borrowings and common shareholders’ equity affected the company’s leverage ratios as follows: the consolidated net debt/net total capital ratio increased from 22.5% at December 31, 2016 to 23.4% at March 31, 2017 primarily as a result of increased net debt, partially offset by increased net total capital. The increase in net debt was due to decreased holding company cash and investments, partially offset by decreased total debt (primarily a decrease in subsidiary borrowings as described above). The increase in net total capital was primarily due to increases in non-controlling interests and net debt, partially offset by decreased common shareholders' equity (as described in the preceding paragraph). The consolidated total debt/total capital ratio decreased from 28.7% at December 31, 2016 to 27.7% at March 31, 2017 as a result of decreased total debt and increased total capital (primarily reflecting an increase in non-controlling interests, partially offset by decreases in common shareholders' equity and total debt).

17.	Segmented Information

The company is a holding company which, through its subsidiaries, is engaged in property and casualty insurance, conducted on a primary and reinsurance basis, and runoff operations. During the first quarter of 2017 the company commenced consolidating Fairfax Africa, Mosaic Capital, Fairchem (subsequent to its merger with Privi Organics) and Saurashtra Freight, and Fairfax India repaid its floating rate secured term loan of $225.0, all of which were included in the Other reporting segment (see notes 10 and 15 for details). There were no other significant changes to the identifiable assets and liabilities by reporting segment at March 31, 2017 compared to December 31, 2016.

An analysis of pre-tax income (loss) by reporting segment for the quarters ended March 31 is presented below:

Quarter ended March 31, 2017

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	233.8	582.3	504.7	335.3	508.3	182.4	260.1	2,606.9	2.3	—	—	—	2,609.2
Intercompany	1.0	9.2	14.7	—	1.0	(2.8)	18.8	41.9	—	—	—	(41.9)	—
	234.8	591.5	519.4	335.3	509.3	179.6	278.9	2,648.8	2.3	—	—	(41.9)	2,609.2
Net premiums written	213.9	555.2	451.1	331.8	394.4	100.1	226.2	2,272.7	2.3	—	—	—	2,275.0
Net premiums earned
External	236.5	498.9	436.2	188.8	338.6	88.9	193.2	1,981.1	3.8	—	—	—	1,984.9
Intercompany	(0.7)	—	9.1	(0.6)	2.8	(12.6)	2.0	—	—	—	—	—	—
	235.8	498.9	445.3	188.2	341.4	76.3	195.2	1,981.1	3.8	—	—	—	1,984.9
Underwriting expenses(1)	(233.2)	(450.8)	(443.0)	(150.9)	(330.3)	(71.4)	(194.3)	(1,873.9)	(54.2)	—	—	—	(1,928.1)
Underwriting profit (loss)	2.6	48.1	2.3	37.3	11.1	4.9	0.9	107.2	(50.4)	—	—	—	56.8
Interest income	12.8	37.0	13.7	6.9	9.9	7.0	9.7	97.0	12.6	5.1	(1.1)	—	113.6
Dividends	2.4	3.3	1.1	0.7	1.1	0.3	3.8	12.7	1.2	1.9	6.0	—	21.8
Investment expenses	(2.5)	(0.9)	(3.7)	(1.7)	(3.1)	(1.1)	(2.9)	(15.9)	(3.1)	(49.8)	(0.7)	62.2	(7.3)
Interest and dividends	12.7	39.4	11.1	5.9	7.9	6.2	10.6	93.8	10.7	(42.8)	4.2	62.2	128.1
Share of profit (loss) of associates	1.5	3.4	(2.9)	(0.9)	4.6	0.4	1.6	7.7	(0.1)	6.6	12.9	—	27.1
Other
Revenue	—	—	—	—	—	—	—	—	—	615.9	—	—	615.9
Expenses	—	—	—	—	—	—	—	—	—	(580.7)	—	—	(580.7)
	—	—	—	—	—	—	—	—	—	35.2	—	—	35.2
Operating income (loss)	16.8	90.9	10.5	42.3	23.6	11.5	13.1	208.7	(39.8)	(1.0)	17.1	62.2	247.2
Net gains (losses) on investments	16.9	40.5	(43.1)	2.6	20.4	3.5	2.9	43.7	15.8	(19.6)	(58.3)	—	(18.4)
Loss on repurchase of long term debt (note 10)	—	—	—	—	—	—	—	—	—	—	(2.6)	—	(2.6)
Interest expense	—	(0.8)	(0.4)	(0.8)	(2.9)	—	(1.1)	(6.0)	—	(11.5)	(53.1)	—	(70.6)
Corporate overhead	(2.2)	(6.5)	(5.0)	(2.0)	(2.3)	(0.7)	(2.0)	(20.7)	—	—	27.5	(62.2)	(55.4)
Pre-tax income (loss)	31.5	124.1	(38.0)	42.1	38.8	14.3	12.9	225.7	(24.0)	(32.1)	(69.4)	—	100.2
Income taxes													(24.9)
Net earnings													75.3

Attributable to:
Shareholders of Fairfax													82.6
Non-controlling interests													(7.3)
													75.3

(1)
Underwriting expenses for the quarter ended March 31, 2017 are comprised as shown below. Accident year underwriting expenses exclude the impact of net favourable or adverse prior year claims reserve development.

	Insurance and reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Ongoing operations
Loss & LAE - accident year	162.0	312.8	288.9	112.0	177.8	59.4	133.8	1,246.7
Commissions	39.6	114.9	70.8	19.5	96.9	3.2	38.2	383.1
Premium acquisition costs and other underwriting expenses	41.8	59.3	86.7	53.3	55.6	15.5	35.3	347.5
Underwriting expenses - accident year	243.4	487.0	446.4	184.8	330.3	78.1	207.3	1,977.3
Net favourable claims reserve development	(10.2)	(36.2)	(3.4)	(33.9)	—	(6.7)	(13.0)	(103.4)
Underwriting expenses - calendar year	233.2	450.8	443.0	150.9	330.3	71.4	194.3	1,873.9

Quarter ended March 31, 2016

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written
External	198.5	534.2	483.9	331.5	505.5	163.5	126.7	2,343.8	0.2	—	—	—	2,344.0
Intercompany	0.4	5.4	7.8	—	5.0	2.9	25.1	46.6	—	—	—	(46.6)	—
	198.9	539.6	491.7	331.5	510.5	166.4	151.8	2,390.4	0.2	—	—	(46.6)	2,344.0
Net premiums written	181.0	483.5	440.8	327.6	405.3	65.0	126.9	2,030.1	0.2	—	—	—	2,030.3
Net premiums earned
External	210.7	462.7	415.0	187.8	342.1	63.2	94.7	1,776.2	0.2	—	—	—	1,776.4
Intercompany	(1.5)	(1.3)	7.3	(0.5)	0.5	(12.8)	8.3	—	—	—	—	—	—
	209.2	461.4	422.3	187.3	342.6	50.4	103.0	1,776.2	0.2	—	—	—	1,776.4
Underwriting expenses(1)	(206.3)	(416.7)	(412.3)	(156.2)	(328.9)	(38.6)	(95.5)	(1,654.5)	(23.1)	—	—	—	(1,677.6)
Underwriting profit (loss)	2.9	44.7	10.0	31.1	13.7	11.8	7.5	121.7	(22.9)	—	—	—	98.8
Interest income	12.1	41.4	19.8	8.5	18.1	6.1	10.6	116.6	16.5	7.8	(1.6)	—	139.3
Dividends	2.5	7.2	2.4	1.3	0.7	1.2	0.8	16.1	2.4	1.8	(0.2)	—	20.1
Investment expenses	(3.2)	(6.2)	(3.1)	(2.1)	(3.0)	(0.8)	(2.1)	(20.5)	(4.2)	(2.3)	(0.1)	20.5	(6.6)
Interest and dividends	11.4	42.4	19.1	7.7	15.8	6.5	9.3	112.2	14.7	7.3	(1.9)	20.5	152.8
Share of profit (loss) of associates	0.2	7.9	(1.4)	(3.1)	0.3	8.2	0.7	12.8	(6.8)	—	3.9	—	9.9
Other
Revenue	—	—	—	—	—	—	—	—	—	407.0	—	—	407.0
Expenses	—	—	—	—	—	—	—	—	—	(402.0)	—	—	(402.0)
	—	—	—	—	—	—	—	—	—	5.0	—	—	5.0
Operating income (loss)	14.5	95.0	27.7	35.7	29.8	26.5	17.5	246.7	(15.0)	12.3	2.0	20.5	266.5
Net gains (losses) on investments	(90.0)	(10.8)	36.9	(30.3)	89.1	(19.2)	(27.3)	(51.6)	(35.8)	(1.0)	(71.2)	—	(159.6)
Interest expense	—	(0.7)	(0.4)	(0.8)	(3.8)	—	(1.1)	(6.8)	—	(5.0)	(43.4)	—	(55.2)
Corporate overhead	(1.6)	(7.2)	(4.6)	(2.1)	(2.3)	—	—	(17.8)	—	—	(9.3)	(20.5)	(47.6)
Pre-tax income (loss)	(77.1)	76.3	59.6	2.5	112.8	7.3	(10.9)	170.5	(50.8)	6.3	(121.9)	—	4.1
Income taxes													(20.8)
Net loss													(16.7)

Attributable to:
Shareholders of Fairfax													(51.0)
Non-controlling interests													34.3
													(16.7)

(1)
Underwriting expenses for the quarter ended March 31, 2016 are comprised as shown below. Accident year underwriting expenses exclude the impact of net favourable or adverse prior year claims reserve development.

	Insurance and reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Ongoing operations
Loss & LAE - accident year	131.9	288.0	266.3	111.7	200.9	41.0	67.1	1,106.9
Commissions	35.0	104.5	65.9	18.6	71.2	(0.5)	23.2	317.9
Premium acquisition costs and other underwriting expenses	38.7	58.7	80.1	50.1	56.8	11.8	19.0	315.2
Underwriting expenses - accident year	205.6	451.2	412.3	180.4	328.9	52.3	109.3	1,740.0
Net (favourable) adverse claims reserve development	0.7	(34.5)	—	(24.2)	—	(13.7)	(13.8)	(85.5)
Underwriting expenses - calendar year	206.3	416.7	412.3	156.2	328.9	38.6	95.5	1,654.5

18.	Expenses
Losses on claims, net, operating expenses and other expenses for the quarters ended March 31 were comprised as follows:

	First quarter
	2017	2016
Losses and loss adjustment expenses	1,097.8	960.8
Wages and salaries	348.6	289.1
Other reporting segment cost of sales	311.2	216.5
Employee benefits	75.3	73.3
Depreciation, amortization and impairment charges	54.4	38.1
Operating lease costs	48.2	37.8
Audit, legal and tax professional fees	34.0	25.7
Information technology costs	29.0	26.6
Premium taxes	27.1	24.7
Share-based payments to directors and employees	15.1	14.3
Other reporting segment marketing costs	13.9	9.9
Loss on repurchase of long term debt (note 10)	2.6	—
Restructuring costs	2.3	1.1
Administrative expense and other	116.5	91.3
	2,176.0	1,809.2

19.	Supplementary Cash Flow Information
Cash and cash equivalents were included in the consolidated balance sheets as follows:

	March 31, 2017	December 31, 2016
Holding company cash and investments:
Cash and balances with banks	111.4	131.9
Treasury bills and other eligible bills	35.8	401.3
	147.2	533.2
Subsidiary cash and short term investments:
Cash and balances with banks	1,631.8	1,668.2
Treasury bills and other eligible bills	2,784.0	2,275.2
	4,415.8	3,943.4
Subsidiary assets pledged for short sale and derivative obligations:
Treasury bills and other eligible bills	2.1	—

Fairfax India:
Cash and balances with banks	33.1	44.5
Treasury bills and other eligible bills	1.8	128.7
	34.9	173.2
Fairfax Africa:
Cash and balances with banks	50.2	—
Treasury bills and other eligible bills	249.9	—
	300.1	—

Cash and cash equivalents included in the consolidated balance sheets	4,900.1	4,649.8

Less: Cash and cash equivalents - restricted(1)
Holding company cash and balances with banks - restricted	2.3	2.8
Subsidiary cash and cash equivalents - restricted:
Cash and balances with banks	255.9	180.8
Treasury bills and other eligible bills	295.8	247.1
	554.0	430.7

Cash and cash equivalents included in the consolidated statements of cash flows	4,346.1	4,219.1

(1)
Cash and cash equivalents as presented in the consolidated statements of cash flows excludes balances that are restricted. Subsidiary restricted cash and cash equivalents are comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the subsidiaries' insurance and reinsurance operations.

Details of certain cash flows included in the consolidated statements of cash flows for the quarters ended March 31 were as follows:

	First quarter
	2017	2016
(a) Net (purchases) sales of investments classified as FVTPL
Short term investments	(550.0)	816.6
Bonds	1,935.8	(1,446.1)
Preferred stocks	(7.7)	(67.5)
Common stocks	(53.0)	(41.3)
Derivatives and short sales	(301.9)	573.4
	1,023.2	(164.9)

(b) Net interest and dividends received
Interest and dividends received	168.3	181.3
Interest paid	(48.9)	(37.2)
	119.4	144.1

(c) Net income taxes paid	(19.4)	(69.2)

Index to Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations
(as of April 27, 2017)
(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations

(1)
Readers of the Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should review the notes to the interim consolidated financial statements for the three months ended March 31, 2017, and the notes to the MD&A contained in the company's 2016 Annual Report.

(2)
The company presents information on gross premiums written and net premiums written throughout this MD&A. These two measures are used in the insurance industry and by management in evaluating operating results. Gross premiums written represents the total premiums on policies issued during a specified period, irrespective of the portion earned. Net premiums written represents gross premiums written less amounts ceded to reinsurers.

(3)
The combined ratio is the traditional measure of underwriting results of property and casualty companies and is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned). Other ratios used by the company include the commission expense ratio (commissions expressed as a percentage of net premiums earned) and the accident year combined ratio (calculated in the same manner as the combined ratio but excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years). These ratios are calculated from information contained within the company's consolidated financial statements and are used by management for comparisons to historical underwriting results and to the underwriting results of competitors and the broader property and casualty industry. These ratios do not have any standardized meanings under IFRS and may not be comparable to similar measures presented by other companies.

(4)
The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the term “total return swap expense" refers to the net dividends and interest paid or received related to the company's long and short equity and equity index total return swaps.

(5)
In this MD&A the measures "pre-tax income before net gains (losses) on investments", "net realized gains (losses) on investments", "pre-tax income including net realized gains (losses) on investments" and "net change in unrealized gains (losses) on investments" are each shown separately to present more meaningfully the results of the company's investment management strategies. The sum of "net realized gains (losses) on investments" and "net change in unrealized gains (losses) on investments" is equal to "net gains (losses) on investments" as presented in the consolidated statement of earnings.

(6)
Ratios included in the Capital Resources and Management section of this MD&A include: net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital. The company also calculates an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio as a measure of its ability to service its debt and pay dividends to its preferred shareholders.

(7)	References in this MD&A to the company's insurance and reinsurance operations do not include its runoff operations.

Business Developments
Acquisitions and Divestitures
For a full description of these transactions, see note 15 (Acquisitions and Divestitures) to the interim consolidated financial statements for the three months ended March 31, 2017.

Sources of Revenue

Revenues reflected in the consolidated financial statements for the quarters ended March 31, 2017 and 2016 are shown in the table that follows.

	First quarter
	2017	2016
Net premiums earned - Insurance and Reinsurance
Northbridge	235.8	209.2
OdysseyRe	498.9	461.4
Crum & Forster	445.3	422.3
Zenith National	188.2	187.3
Brit	341.4	342.6
Fairfax Asia	76.3	50.4
Other	195.2	103.0
	1,981.1	1,776.2
Runoff	3.8	0.2
	1,984.9	1,776.4
Interest and dividends	128.1	152.8
Share of profit of associates	27.1	9.9
Net losses on investments	(18.4)	(159.6)
Other(1)	615.9	407.0
	2,737.6	2,186.5

(1)
Other revenue primarily comprises the revenue earned by William Ashley, Sporting Life, Praktiker, The Keg, Thomas Cook India and its subsidiaries Quess Corp and Sterling Resorts, Pethealth, Cara and its subsidiaries St-Hubert (acquired on September 2, 2016) and Original Joe's (acquired on November 28, 2016), Boat Rocker, Golf Town (acquired on October 31, 2016), Fairfax Africa (since its initial public offering on February 17, 2017) and Fairfax India and its subsidiaries NCML, Fairchem (merged on March 14, 2017 with Privi Organics (acquired on August 26, 2016)) and Saurashtra Freight (acquired on February 14, 2017).

Revenue of $2,737.6 in the first quarter of 2017 increased from $2,186.5 in the first quarter of 2016 principally as a result of higher net premiums earned, increased other revenue, lower net losses on investments and increased share of profit of associates, partially offset by lower interest and dividends. An analysis of interest and dividend income, share of profit (loss) of associates and net gains (losses) on investments for the quarters ended March 31, 2017 and 2016 is provided in the Investments section of this MD&A.
The increase in net premiums earned by the company’s insurance and reinsurance operations in the first quarter of 2017 reflected increases at Insurance and Reinsurance – Other ($92.2, 89.5% inclusive of the consolidation of the $81.7 of net premiums earned by Bryte Insurance), OdysseyRe ($37.5, 8.1%), Northbridge ($26.6, 12.7% including the favourable effect of foreign currency translation), Fairfax Asia ($25.9, 51.4% inclusive of the consolidation of the net premiums earned by AMAG and Fairfirst Insurance), Crum & Forster ($23.0, 5.4%) and Zenith National ($0.9, 0.5%), partially offset by a decrease at Brit ($1.2, 0.4%).
The increase in other revenue from $407.0 in the first quarter of 2016 to $615.9 in the first quarter of 2017 principally reflected increased other revenue at Cara (primarily related to the acquisitions of St-Hubert and Original Joe's acquired on September 2, 2016 and November 28, 2016), Thomas Cook India (principally related to Quess) and the impact of the consolidation of Golf Town (acquired on October 31, 2016).
In order to better compare the first quarter of 2017 to the first quarter of 2016, the table which follows presents net premiums written by the company’s insurance and reinsurance operations excluding the impacts of the acquisition of Bryte Insurance (acquired December 7, 2016 and included in Insurance and Reinsurance - Other) and AMAG and Fairfirst Insurance (acquired October 10, 2016 and October 3, 2016 and included in Fairfax Asia).

	First quarter
Net premiums written	2017	2016	% change year-over-year
Northbridge	213.9	181.0	18.2
OdysseyRe	555.2	483.5	14.8
Crum & Forster	451.1	440.8	2.3
Zenith National	331.8	327.6	1.3
Brit	394.4	405.3	(2.7)
Fairfax Asia	82.2	65.0	26.5
Other	140.5	126.9	10.7
Insurance and reinsurance operations	2,169.1	2,030.1	6.8

Northbridge’s net premiums written increased by 18.2% in the first quarter of 2017. In Canadian dollar terms, Northbridge’s net premiums written increased by 14.1% primarily due to increased renewal and new business writings, and modest price increases across the group.

OdysseyRe's net premiums written increased by 14.8% in the first quarter of 2017, primarily reflecting increases in the North America division (primarily related to property and casualty reinsurance), EuroAsia division (across most lines of business), U.S. Insurance division and London Market division, partially offset by decreases in the Latin America division.
Crum & Forster's net premiums written increased by 2.3% in the first quarter of 2017, principally reflecting growth in accident and health, construction contracting and commercial transportation lines of business.
Zenith National's net premiums written increased by 1.3% in the first quarter of 2017, primarily as a result of an increase in exposure, partially offset by modest price decreases.
Brit's net premiums written decreased by 2.7% in the first quarter of 2017, principally reflecting the unfavourable impact of foreign currency translation and rate reductions on both direct business (energy, property, marine and aviation lines of business) and reinsurance business (property treaty and casualty treaty lines of business), partially offset by the impact of underwriting initiatives launched in prior years.
Net premiums written by the Fairfax Asia reporting segment increased by 26.5% in the first quarter of 2017, principally reflecting the impacts of an intercompany loss portfolio transfer in the first quarter of 2016 of commercial automobile loss reserves ($15.6) and increased premium retention (primarily at First Capital), partially offset by decreased writings at First Capital (primarily in the marine hull and property lines of business).

Net premiums written by the Insurance and Reinsurance – Other reporting segment increased by 10.7% in the first quarter of 2017, principally reflecting increases at Advent (primarily growth in the accident and health line of business) and Fairfax Brasil (primarily growth in the surety line of business and the favourable effect of foreign currency translation), partially offset by decreases at Group Re (primarily related to a decrease in assumed intercompany reinsurance).

Sources of Net Earnings

The following table presents the combined ratios and underwriting and operating results for each of the insurance and reinsurance operations and, as applicable, for runoff operations, as well as the earnings contributions from the Other reporting segment for the quarters ended March 31, 2017 and 2016. In that table, interest and dividends in the consolidated statements of earnings are presented separately as they relate to the insurance and reinsurance operating segments, and included in Runoff, Corporate overhead and other, and Other as they relate to those segments. Pre-tax income before net gains (losses) on investments, net realized gains (losses) on investments, pre-tax income including net realized gains (losses) on investments, and net change in unrealized gains (losses) on investments are each shown separately to present more meaningfully the results of the company's investment management strategies.

	First quarter
Combined ratios - Insurance and Reinsurance	2017	2016
Northbridge	98.9%	98.6%
OdysseyRe	90.4%	90.3%
Crum & Forster	99.5%	97.6%
Zenith National	80.2%	83.4%
Brit	96.8%	96.0%
Fairfax Asia	93.6%	76.5%
Other	99.5%	92.7%
Consolidated	94.6%	93.1%

Sources of net earnings
Underwriting - Insurance and Reinsurance
Northbridge	2.6	2.9
OdysseyRe	48.1	44.7
Crum & Forster	2.3	10.0
Zenith National	37.3	31.1
Brit	11.1	13.7
Fairfax Asia	4.9	11.8
Other	0.9	7.5
Underwriting profit	107.2	121.7
Interest and dividends - insurance and reinsurance	93.8	112.2
Share of profit of associates - insurance and reinsurance	7.7	12.8
Operating income	208.7	246.7
Runoff (excluding net gains (losses) on investments)	(39.8)	(15.0)
Other reporting segment	(1.0)	12.3
Interest expense	(70.6)	(55.2)
Corporate overhead and other	21.3	(25.1)
Pre-tax income before net gains (losses) on investments	118.6	163.7
Net realized gains (losses) on investments	229.5	(134.4)
Pre-tax income including net realized gains (losses) on investments	348.1	29.3
Net change in unrealized gains (losses) on investments	(247.9)	(25.2)
Pre-tax income	100.2	4.1
Income taxes	(24.9)	(20.8)
Net earnings (loss)	75.3	(16.7)

Attributable to:
Shareholders of Fairfax	82.6	(51.0)
Non-controlling interests	(7.3)	34.3
	75.3	(16.7)

Net earnings (loss) per share	$3.11	$(2.76)
Net earnings (loss) per diluted share	$3.03	$(2.76)
Cash dividends paid per share	$10.00	$10.00

The company's insurance and reinsurance operations produced underwriting profits of $107.2 (combined ratio of 94.6%) in the first quarter of 2017 compared to $121.7 (combined ratio of 93.1%) in the first quarter of 2016. The increase in the combined ratio in the first quarter of 2017 principally reflected an increase in the commission expense ratio, an increase in the non-catastrophe loss experience related to the current accident year and modestly higher current period catastrophe losses, partially offset by higher net favourable prior year reserve development. The following table presents the components of the company's combined ratios for the quarters ended March 31, 2017 and 2016:

	First quarter
	2017	2016
Underwriting profit	107.2	121.7

Loss & LAE - accident year	62.9%	62.3%
Commissions	19.3%	17.9%
Underwriting expense	17.6%	17.7%
Combined ratio - accident year	99.8%	97.9%
Net favourable development	(5.2)%	(4.8)%
Combined ratio - calendar year	94.6%	93.1%

Net favourable prior year reserve development for the quarters ended March 31, 2017 and 2016 was comprised as follows:

	First quarter
Insurance and Reinsurance	2017	2016
Northbridge	(10.2)	0.7
OdysseyRe	(36.2)	(34.5)
Crum & Forster	(3.4)	—
Zenith National	(33.9)	(24.2)
Brit	—	—
Fairfax Asia	(6.7)	(13.7)
Other	(13.0)	(13.8)
	(103.4)	(85.5)

The combined ratio in the first quarter of 2017 included 2.0 combined ratio points ($39.0) of attritional current period catastrophe losses compared to 1.8 combined ratio points ($31.2) in the first quarter of 2016.
The commission expense ratio increased from 17.9% in the first quarter of 2016 to 19.3% in the first quarter of 2017, primarily reflecting the impacts on Brit of purchase accounting adjustments related to net premiums earned and commission expense in the first quarter of 2016 and changes in the mix of business written and reinsurance purchased in the first quarter of 2017. The underwriting expense ratio of 17.7% in the first quarter of 2016 was comparable to 17.6% in the first quarter of 2017.
Underwriting expenses in the first quarter of 2017 increased by 5.6% (excluding underwriting expenses of Bryte Insurance of $14.7 in the first quarter of 2017), primarily reflecting increases at Crum & Forster (primarily higher personnel costs associated with acquisitions and new business initiatives consistent with its growth in net premiums earned), Fairfax Asia (primarily the consolidation of the underwriting expenses of AMAG and Fairfirst Insurance) and Zenith National (primarily reflecting flat net premiums earned and higher underwriting expenses, primarily attributable to ongoing investment in personnel).
Operating expenses increased from $388.4 in the first quarter of 2016 to $427.4 in the first quarter of 2017 primarily as a result of increased underwriting expenses of the insurance and reinsurance operations as described in the preceding paragraph (including the year-over-year impact of the consolidation of the operating expenses of Bryte Insurance) and increased Fairfax corporate overhead (due to increased legal and consulting fee).
The increase in other expenses from $402.0 in the first quarter of 2016 to $583.3 in the first quarter of 2017 principally reflected increased expenses at Cara (primarily related to the acquisitions of St-Hubert on September 2, 2016 and Original Joe's on November 28, 2016), Fairfax India (primarily reflecting the consolidation of Privi Organics and increased business volume at NCML), Thomas Cook India (principally related to Quess) and the impact of the consolidation of Golf Town (acquired on October 31, 2016).
The company reported net earnings attributable to shareholders of Fairfax of $82.6 (net earnings of $3.11 per basic share and $3.03 per diluted share) in the first quarter of 2017 compared to a net loss attributable to shareholders of Fairfax of $51.0 (net loss of $2.76 per basic share and diluted share) in the first quarter of 2016. The year-over-year increase in profitability in the first quarter of 2017 primarily reflected lower net losses on investments, partially offset by an increase in the Runoff operating loss, lower interest and dividends and a modest decrease in underwriting profit.

Net Earnings by Reporting Segment

The company's sources of net earnings shown by reporting segment are set out below for the quarters ended March 31, 2017 and 2016. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe and Group Re.

Quarter ended March 31, 2017

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	234.8	591.5	519.4	335.3	509.3	179.6	278.9	2,648.8	2.3	—	—	(41.9)	2,609.2
Net premiums written	213.9	555.2	451.1	331.8	394.4	100.1	226.2	2,272.7	2.3	—	—	—	2,275.0
Net premiums earned	235.8	498.9	445.3	188.2	341.4	76.3	195.2	1,981.1	3.8	—	—	—	1,984.9
Underwriting profit (loss)	2.6	48.1	2.3	37.3	11.1	4.9	0.9	107.2	(50.4)	—	—	—	56.8
Interest and dividends	12.7	39.4	11.1	5.9	7.9	6.2	10.6	93.8	10.7	(42.8)	4.2	62.2	128.1
Share of profit (loss) of associates	1.5	3.4	(2.9)	(0.9)	4.6	0.4	1.6	7.7	(0.1)	6.6	12.9	—	27.1
Operating income (loss)	16.8	90.9	10.5	42.3	23.6	11.5	13.1	208.7	(39.8)	(36.2)	17.1	62.2	212.0
Net gains (losses) on investments	16.9	40.5	(43.1)	2.6	20.4	3.5	2.9	43.7	15.8	(19.6)	(58.3)	—	(18.4)
Other reporting segment	—	—	—	—	—	—	—	—	—	35.2	—	—	35.2
Interest expense	—	(0.8)	(0.4)	(0.8)	(2.9)	—	(1.1)	(6.0)	—	(11.5)	(53.1)	—	(70.6)
Corporate overhead and other	(2.2)	(6.5)	(5.0)	(2.0)	(2.3)	(0.7)	(2.0)	(20.7)	—	—	24.9	(62.2)	(58.0)
Pre-tax income (loss)	31.5	124.1	(38.0)	42.1	38.8	14.3	12.9	225.7	(24.0)	(32.1)	(69.4)	—	100.2
Income taxes													(24.9)
Net earnings													75.3

Attributable to:
Shareholders of Fairfax													82.6
Non-controlling interests													(7.3)
													75.3

Quarter ended March 31, 2016

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written	198.9	539.6	491.7	331.5	510.5	166.4	151.8	2,390.4	0.2	—	—	(46.6)	2,344.0
Net premiums written	181.0	483.5	440.8	327.6	405.3	65.0	126.9	2,030.1	0.2	—	—	—	2,030.3
Net premiums earned	209.2	461.4	422.3	187.3	342.6	50.4	103.0	1,776.2	0.2	—	—	—	1,776.4
Underwriting profit (loss)	2.9	44.7	10.0	31.1	13.7	11.8	7.5	121.7	(22.9)	—	—	—	98.8
Interest and dividends	11.4	42.4	19.1	7.7	15.8	6.5	9.3	112.2	14.7	7.3	(1.9)	20.5	152.8
Share of profit (loss) of associates	0.2	7.9	(1.4)	(3.1)	0.3	8.2	0.7	12.8	(6.8)	—	3.9	—	9.9
Operating income (loss)	14.5	95.0	27.7	35.7	29.8	26.5	17.5	246.7	(15.0)	7.3	2.0	20.5	261.5
Net gains (losses) on investments	(90.0)	(10.8)	36.9	(30.3)	89.1	(19.2)	(27.3)	(51.6)	(35.8)	(1.0)	(71.2)	—	(159.6)
Other reporting segment	—	—	—	—	—	—	—	—	—	5.0	—	—	5.0
Interest expense	—	(0.7)	(0.4)	(0.8)	(3.8)	—	(1.1)	(6.8)	—	(5.0)	(43.4)	—	(55.2)
Corporate overhead and other	(1.6)	(7.2)	(4.6)	(2.1)	(2.3)	—	—	(17.8)	—	—	(9.3)	(20.5)	(47.6)
Pre-tax income (loss)	(77.1)	76.3	59.6	2.5	112.8	7.3	(10.9)	170.5	(50.8)	6.3	(121.9)	—	4.1
Income taxes													(20.8)
Net loss													(16.7)

Attributable to:
Shareholders of Fairfax													(51.0)
Non-controlling interests													34.3
													(16.7)

Net gains (losses) on investments for the quarters ended March 31, 2017 and 2016 for each of the insurance and reinsurance operations, runoff operations and Other reporting segment, as well as Corporate and Other, were comprised as shown in the following tables:

Quarter ended March 31, 2017

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Consolidated
Long equity exposures	23.2	84.4	27.6	9.8	14.6	5.5	9.0	174.1	42.3	2.6	3.1	222.1
Short equity exposures	(12.3)	(33.4)	(57.8)	—	—	—	(5.4)	(108.9)	(15.2)	—	(59.0)	(183.1)
Bonds	(2.3)	(9.7)	0.8	(5.1)	2.5	4.0	5.9	(3.9)	(7.2)	(5.1)	0.1	(16.1)
CPI-linked derivatives	(0.7)	(3.3)	(1.1)	(1.6)	0.1	—	(7.2)	(13.8)	(0.1)	—	(1.4)	(15.3)
Foreign currency	9.0	10.7	3.6	1.2	2.9	(6.1)	0.5	21.8	1.7	(17.1)	2.6	9.0
Other	—	(8.2)	(16.2)	(1.7)	0.3	0.1	0.1	(25.6)	(5.7)	—	(3.7)	(35.0)
Net gains (losses) on investments	16.9	40.5	(43.1)	2.6	20.4	3.5	2.9	43.7	15.8	(19.6)	(58.3)	(18.4)

Quarter ended March 31, 2016

	Insurance and Reinsurance
	Northbridge	OdysseyRe	Crum & Forster	Zenith National	Brit	Fairfax Asia	Other	Ongoing operations	Runoff	Other	Corporate and Other	Consolidated
Long equity exposures	(42.5)	(83.6)	(27.6)	(39.0)	(27.4)	(4.0)	(18.4)	(242.5)	(80.8)	8.0	(20.3)	(335.6)
Equity hedges	(31.7)	(18.1)	(2.8)	(7.6)	(4.8)	—	(3.9)	(68.9)	(17.1)	—	(22.4)	(108.4)
Bonds	34.9	104.7	76.2	23.6	107.5	(0.8)	13.7	359.8	71.3	(0.8)	2.4	432.7
CPI-linked derivatives	(3.8)	(18.1)	(3.8)	(4.1)	(3.2)	—	(12.7)	(45.7)	(0.9)	—	(8.0)	(54.6)
Foreign currency	(46.5)	8.7	(5.4)	(3.2)	17.3	(14.2)	(6.0)	(49.3)	(8.4)	(9.3)	(22.7)	(89.7)
Other	(0.4)	(4.4)	0.3	—	(0.3)	(0.2)	—	(5.0)	0.1	1.1	(0.2)	(4.0)
Net gains (losses) on investments	(90.0)	(10.8)	36.9	(30.3)	89.1	(19.2)	(27.3)	(51.6)	(35.8)	(1.0)	(71.2)	(159.6)

Components of Net Earnings

Underwriting and Operating Income
Set out and discussed below are the underwriting and operating results of Fairfax's insurance and reinsurance operations, Runoff and Other reporting segment for the quarters ended March 31, 2017 and 2016.
Northbridge

	Cdn$
	First quarter		First quarter
	2017	2016	2017	2016
Underwriting profit	3.4	4.0	2.6	2.9

Loss & LAE - accident year	68.7%	63.1%	68.7%	63.1%
Commissions	16.8%	16.7%	16.8%	16.7%
Underwriting expenses	17.7%	18.5%	17.7%	18.5%
Combined ratio - accident year	103.2%	98.3%	103.2%	98.3%
Net (favourable) adverse development	(4.3)%	0.3%	(4.3)%	0.3%
Combined ratio - calendar year	98.9%	98.6%	98.9%	98.6%

Gross premiums written	310.8	272.7	234.8	198.9
Net premiums written	283.1	248.2	213.9	181.0
Net premiums earned	312.1	286.8	235.8	209.2
Underwriting profit	3.4	4.0	2.6	2.9
Interest and dividends	16.8	15.6	12.7	11.4
Share of profit of associates	1.9	0.3	1.5	0.2
Operating income	22.1	19.9	16.8	14.5
The Canadian dollar strengthened relative to the U.S. dollar (measured using average foreign exchange rates) by 3.6% in the first quarter of 2017 compared to the first quarter of 2016. To avoid the distortion caused by foreign currency translation, the table above presents Northbridge's underwriting and operating results in both U.S. dollars and Canadian dollars (Northbridge's functional currency). The discussion which follows makes reference to those Canadian dollar figures unless indicated otherwise.

Northbridge reported an underwriting profit of Cdn$3.4 ($2.6) and a combined ratio of 98.9% in the first quarter of 2017 compared to Cdn$4.0 ($2.9) and 98.6% in the first quarter of 2016. The modest decrease in underwriting profit in the first quarter of 2017 principally reflected the impact of an increase in non-catastrophe loss experience related to the current accident year (particularly in commercial property and personal lines), partially offset by higher net premiums earned and increased net favourable prior year reserve development.
Net favourable prior year reserve development in the first quarter of 2017 of Cdn$13.5 ($10.2) (4.3 combined ratio points) principally reflected better than expected emergence on personal and commercial automobile and casualty lines of business related to accident years 2014 and 2015. Net adverse prior year reserve development in the first quarter of 2016 was nominal. Current period catastrophe losses were nominal in the first quarters of 2017 and 2016. Northbridge's underwriting expense ratio decreased from 18.5% in the first quarter of 2016 to 17.7% in the first quarter of 2017, reflecting the impact of higher net premiums earned.
Gross premiums written increased 14.0% from Cdn$272.7 in the first quarter of 2016 to Cdn$310.8 in the first quarter of 2017, primarily reflecting increased renewal and new business writings, and modest price increases across the group. Net premiums written increased by 14.1% in the first quarter of 2017, consistent with the growth in gross premiums written. Net premiums earned increased by 8.8% in the first quarter of 2017, reflecting the growth in net premiums written during 2016 and 2017.
Interest and dividends increased from Cdn$15.6 ($11.4) in the first quarter of 2016 to Cdn$16.8 ($12.7) in the first quarter of 2017, principally reflecting lower total return swap expense, partially offset by lower interest income earned (reflecting sales of U.S. treasury and municipal bonds late in 2016 and in the first quarter of 2017).
Cash used in operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) increased from Cdn$16.7 ($12.2) in the first quarter of 2016 to Cdn$38.9 ($29.4) in the first quarter of 2017, primarily as a result of higher net paid claims, partially offset by higher net premium collections.

OdysseyRe(1)

	First quarter
	2017	2016
Underwriting profit	48.1	44.7

Loss & LAE - accident year	62.7%	62.4%
Commissions	23.0%	22.7%
Underwriting expenses	12.0%	12.7%
Combined ratio - accident year	97.7%	97.8%
Net favourable development	(7.3)%	(7.5)%
Combined ratio - calendar year	90.4%	90.3%

Gross premiums written	591.5	539.6
Net premiums written	555.2	483.5
Net premiums earned	498.9	461.4
Underwriting profit	48.1	44.7
Interest and dividends	39.4	42.4
Share of profit of associates	3.4	7.9
Operating income	90.9	95.0

(1)
These results differ from those published by Odyssey Re Holdings Corp. primarily due to differences between IFRS and U.S. GAAP and purchase accounting adjustments (principally goodwill and intangible assets) recorded by Fairfax related to the privatization of OdysseyRe in 2009.

OdysseyRe reported an underwriting profit of $48.1 and a combined ratio of 90.4% in the first quarter of 2017 compared to an underwriting profit of $44.7 and a combined ratio of 90.3% in the first quarter of 2016. The increase in underwriting profit in the first quarter of 2017 principally resulted from lower current year extraordinary losses and higher net favourable prior year reserve development, partially offset by a modest increase in current period catastrophe losses and continued rate pressure.
Underwriting profit in the first quarters of 2017 and 2016 included $2.4 (0.5 of a combined ratio point) and $8.5 (1.8 combined ratio points) of current year extraordinary losses. Underwriting profit in the first quarters of 2017 and 2016 included $36.2 (7.3 combined ratio points) and $34.5 (7.5 combined ratio points) of net favourable prior year reserve development (principally related to property catastrophe loss reserves). Underwriting profit in the first quarters of 2017 and 2016 included $29.3 (5.9 combined ratio points) and $26.7 (5.8 combined ratio points) of attritional current period catastrophe losses (net of reinstatement premiums).
OdysseyRe's commission expense ratio increased from 22.7% in the first quarter of 2016 to 23.0% in the first quarter of 2017, principally due to increased profit commissions in the U.S. Insurance division. OdysseyRe's underwriting expense ratio decreased from 12.7% in the first quarter of 2016 to 12.0% in the first quarter of 2017, principally due to the increase in net premiums earned.

Gross premiums written, net premiums written and net premiums earned increased by 9.6%, 14.8% and 8.1% respectively in the first quarter of 2017, principally reflecting increases in the North America division (primarily related to property and casualty reinsurance), EuroAsia division (across most lines of business), U.S. Insurance division and London Market division, partially offset by decreases in the Latin America division.

Interest and dividends decreased from $42.4 in the first quarter of 2016 to $39.4 in the first quarter of 2017 reflecting lower interest income earned (reflecting sales of U.S. treasury and municipal bonds late in 2016 and in the first quarter of 2017), partially offset by lower total return swap expense and a decrease in investment management and administration fees.

Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) increased from $28.8 in the first quarter of 2016 to $87.1 in the first quarter of 2017 reflecting premium growth in most divisions and lower income taxes paid.

Crum & Forster

	First quarter
	2017	2016
Underwriting profit	2.3	10.0

Loss & LAE - accident year	64.9%	63.1%
Commissions	15.9%	15.6%
Underwriting expenses	19.5%	18.9%
Combined ratio - accident year	100.3%	97.6%
Net favourable development	(0.8)	—
Combined ratio - calendar year	99.5%	97.6%

Gross premiums written	519.4	491.7
Net premiums written	451.1	440.8
Net premiums earned	445.3	422.3
Underwriting profit	2.3	10.0
Interest and dividends	11.1	19.1
Share of loss of associates	(2.9)	(1.4)
Operating income	10.5	27.7

On October 4, 2016 Crum & Forster acquired a 100% interest in Trinity Risk LLC ("Trinity") for consideration of $12.0. Trinity focuses on occupational accident insurance and produces approximately $26 of gross premiums written annually.
Crum & Forster reported an underwriting profit of $2.3 and a combined ratio of 99.5% in the first quarter of 2017 compared to an underwriting profit of $10.0 and a combined ratio of 97.6% in the first quarter of 2016. The decrease in underwriting profit in the first quarter of 2017 principally reflected the impact of a deterioration in non-catastrophe loss experience related to the current accident year (increased frequency of large losses) and increased commission and underwriting expenses, partially offset by increased net favourable prior year reserve development.
Crum & Forster's underwriting profit in the first quarter of 2017 included $3.4 (0.8 of a combined ratio point) of net favourable prior year reserve development, principally related to net favourable emergence on excess and surplus lines loss reserves (wholesale, custom property and environmental casualty), partially offset by increases on commercial transportation loss reserves. There was no net prior year reserve development in the first quarter of 2016. Underwriting profits in the first quarters of 2017 and 2016 included $3.0 (0.7 of a combined ratio point) and $2.0 (0.5 of a combined ratio point) of current period catastrophe losses (net of reinstatement premiums).
Crum & Forster's commission expense ratio increased from 15.6% in the first quarter of 2016 to 15.9% in the first quarter of 2017 primarily reflecting the impact of reductions in ceding commissions as a result of the change in mix of reinsurance purchased. Crum & Forster's underwriting expense ratio increased from 18.9% in the first quarter of 2016 to 19.5% in the first quarter of 2017 primarily reflecting increased compensation costs related to new underwriting initiatives.
Gross premiums written increased 5.6% in the first quarter of 2017, principally reflecting growth in accident and health, construction contracting and commercial transportation lines of business. Net premiums written increased by 2.3% in the first quarter of 2017, consistent with the growth in gross premiums written. Net premiums earned increased by 5.4% in the first quarter of 2017 reflecting the growth in net premiums written during 2016 and 2017.
Interest and dividends decreased from $19.1 in the first quarter of 2016 to $11.1 in the first quarter of 2017 reflecting lower interest income earned (reflecting sales of U.S. treasury and municipal bonds late in 2016 and in the first quarter of 2017). Share of loss of associates in the first quarters of 2017 and 2016 principally reflected Crum & Forster's share of losses of Resolute.
Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) decreased from $57.8 in the first quarter of 2016 to $3.8 in the first quarter of 2017 primarily as a result of decreased cash flow from underwriting.

Zenith National (1)

	First quarter
	2017	2016
Underwriting profit	37.3	31.1

Loss & LAE - accident year	59.5%	59.6%
Commissions	10.3%	9.9%
Underwriting expenses	28.4%	26.8%
Combined ratio - accident year	98.2%	96.3%
Net favourable development	(18.0)%	(12.9)%
Combined ratio - calendar year	80.2%	83.4%

Gross premiums written	335.3	331.5
Net premiums written	331.8	327.6
Net premiums earned	188.2	187.3
Underwriting profit	37.3	31.1
Interest and dividends	5.9	7.7
Share of loss of associates	(0.9)	(3.1)
Operating income	42.3	35.7

(1)
These results differ from those published by Zenith National primarily due to differences between IFRS and U.S. GAAP, intercompany investment transactions and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Zenith National in 2010.

Zenith National reported an underwriting profit of $37.3 and a combined ratio of 80.2% in the first quarter of 2017 compared to an underwriting profit of $31.1 and a combined ratio of 83.4% in the first quarter of 2016. Net premiums earned in the first quarter of 2017 of $188.2 increased nominally from $187.3 in the first quarter of 2016 primarily as a result of an increase in exposure, partially offset by modest earned price decreases.
The improvement in Zenith National’s combined ratio principally reflected increased net favourable prior year reserve development of $33.9 (18.0 combined ratio points) in the first quarter of 2017 compared to $24.2 (12.9 combined ratio points) in the first quarter of 2016. Net favourable prior year reserve development in the first quarter of 2017 reflected net favourable emergence principally related to accident years 2014 through 2016. The estimated accident year loss and LAE ratio in the first quarter of 2017 was comparable to the estimated accident year loss and LAE ratio in the first quarter of 2016 and reflected favourable loss development trends for accident year 2016 emerging in 2017, partially offset by modest earned price decreases and estimated loss trends for accident year 2017. The increase in the underwriting expense ratio from 26.8% in the first quarter of 2016 to 28.4% in the first quarter of 2017, reflected flat net premiums earned and higher underwriting expenses, primarily attributable to ongoing investment in personnel.
Interest and dividends decreased from $7.7 in the first quarter of 2016 to $5.9 in the first quarter of 2017 reflecting lower interest income earned (reflecting sales of U.S. treasury and municipal bonds late in 2016 and in the first quarter of 2017). Share of loss of associates in the first quarters of 2017 and 2016 principally reflected Zenith National's share of losses of Resolute.
Cash provided by operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) decreased from $35.5 in the first quarter of 2016 to $23.7 in the first quarter of 2017 primarily as a result of increased income taxes paid.

Brit

	First quarter
	2017	2016
Underwriting profit	11.1	13.7

Loss & LAE - accident year	52.1%	58.6%
Commissions	28.4%	20.8%
Underwriting expenses	16.3%	16.6%
Combined ratio - accident year	96.8%	96.0%
Net favourable development	—	—
Combined ratio - calendar year	96.8%	96.0%

Gross premiums written	509.3	510.5
Net premiums written	394.4	405.3
Net premiums earned	341.4	342.6
Underwriting profit	11.1	13.7
Interest and dividends	7.9	15.8
Share of profit of associates	4.6	0.3
Operating income	23.6	29.8

On August 3, 2016 the company acquired an additional 2.4% ownership interest in Brit from Ontario Municipal Employees Retirement System ("OMERS") for cash consideration of $57.8. On March 3, 2017 Brit paid a dividend of $45.8 to OMERS.

Brit reported an underwriting profit of $11.1 and a combined ratio of 96.8% in the first quarter of 2017 compared to an underwriting profit of $13.7 and a combined ratio of 96.0% in the first quarter of 2016. The decrease in underwriting profit in the first quarter of 2017, principally reflected an increase in commission expense (described below), partially offset by an improvement in non-catastrophe loss experience related to the current accident year. There was no net favourable prior year reserve development and nominal current period catastrophe losses in the first quarters of 2017 or 2016. Brit's commission expense ratio increased from 20.8% in the first quarter of 2016 to 28.4% in the first quarter of 2017 primarily reflecting the impacts of purchase accounting adjustments related to net premiums earned and commission expense in the first quarter of 2016 and changes in the mix of business written and reinsurance purchased in the first quarter of 2017.

Gross premiums written in the first quarter of 2017 were in line with the first quarter of 2016 (a decrease of 0.2%), principally reflecting the unfavourable impact of foreign currency translation and rate reductions on both direct business (energy, property, marine and aviation lines of business) and reinsurance business (property treaty and casualty treaty lines of business), partially offset by the impact of underwriting initiatives launched in prior years. Net premiums written decreased by 2.7% in the first quarter of 2017 reflecting the same factors that affected gross premiums written and also included the impact of the purchase of additional proportional reinsurance. Net premiums earned decreased by 0.4% in the first quarter of 2017 reflecting the decreases in net premiums written during 2016 and 2017.

Interest and dividends decreased from $15.8 in the first quarter of 2016 to $7.9 in the first quarter of 2017 reflecting lower interest income earned (reflecting sales of U.S. treasury and municipal bonds late in 2016 and in the first quarter of 2017).
Cash used in operating activities (excluding operating cash flow activity related to securities recorded at FVTPL) increased from $8.2 in the first quarter of 2016 to $61.4 in the first quarter of 2017 primarily as a result of decreased cash flow from underwriting.

Fairfax Asia

	First quarter
	2017	2016
Underwriting profit	4.9	11.8

Loss & LAE - accident year	77.9%	81.3%
Commissions	4.2%	(1.0)%
Underwriting expenses	20.3%	23.5%
Combined ratio - accident year	102.4%	103.8%
Net favourable development	(8.8)%	(27.3)%
Combined ratio - calendar year	93.6%	76.5%

Gross premiums written	179.6	166.4
Net premiums written	100.1	65.0
Net premiums earned	76.3	50.4
Underwriting profit	4.9	11.8
Interest and dividends	6.2	6.5
Share of profit of associates	0.4	8.2
Operating income	11.5	26.5

On October 10, 2016 the company acquired an 80.0% interest in AMAG from PT Bank Pan Indonesia Tbk. ("Panin Bank") for $178.9 (2.322 trillion Indonesian rupiah). AMAG is a general insurer in Indonesia with gross written premiums of approximately $70 during 2016 that distributes its insurance products through a long-term bancassurance partnership with Panin Bank. On December 31, 2016 Fairfax Indonesia was merged into AMAG.

On October 3, 2016 Union Assurance acquired a 100% ownership interest in Asian Alliance General Insurance Limited (subsequently renamed Fairfirst Insurance Limited) for $10.2 (1,488.9 million Sri Lankan rupees). Fairfirst Insurance is a general insurer in Sri Lanka with gross written premiums of approximately $16 during 2016. On February 28, 2017 Union Assurance was merged into Fairfirst Insurance.

On March 31, 2016 the company increased its ownership interest in ICICI Lombard to 34.6% by acquiring an additional 9.0% of the issued and outstanding shares of ICICI Lombard from ICICI Bank for $234.1 (15.5 billion Indian rupees). ICICI Lombard is the largest private sector general insurance company in India with gross premiums written of approximately $1.2 billion for its fiscal year ended March 31, 2016. ICICI Lombard is recorded under the equity method of accounting within the Fairfax Asia reporting segment.
Fairfax Asia reported an underwriting profit of $4.9 and a combined ratio of 93.6% in the first quarter of 2017 compared to an underwriting profit of $11.8 and a combined ratio of 76.5% in the first quarter of 2016. The entities comprising Fairfax Asia produced combined ratios as set out in the following table:

	First quarter
	2017	2016
First Capital	72.4%	57.8%
Falcon	106.8%	95.4%
Pacific Insurance	99.4%	78.8%	(1)
AMAG	96.9%	99.1%
Fairfirst Insurance	99.2%	97.7%

(1)
Excludes the impact of an intercompany loss portfolio transfer in the first quarter of 2016 of commercial automobile loss reserves ($15.6) and the related premiums ceded to reinsurers ($15.6) (the "2016 LPT"). Underwriting profit remained unchanged.

Fairfax Asia's underwriting profit in the first quarter of 2017 included $6.7 (8.8 combined ratio points) of net favourable prior year reserve development, primarily related to commercial automobile, property and marine hull loss reserves, partially offset by adverse development of health loss reserves. Fairfax Asia's underwriting profit in the first quarter of 2016 included $13.7 (27.3 combined ratio points) of net favourable prior year reserve development, primarily related to commercial automobile and health loss reserves.
Fairfax Asia's commission expense ratio of 4.2% in the first quarter of 2017 increased relative to the commission income ratio of 1.0% in the first quarter of 2016, primarily reflecting lower commissions earned on reinsurance ceded by First Capital related to its property and health lines of business and the consolidation of the higher commission expense ratios of recent acquisitions AMAG and Fairfirst Insurance. Fairfax Asia's underwriting expense ratio decreased from 23.5% in the first quarter of 2016 to 20.3% in the first quarter of 2017, primarily as a result of the impact of increased net premiums earned, partially offset by the consolidation of the higher underwriting expense ratios of AMAG and Fairfirst Insurance.

The consolidation of AMAG, Fairfirst Insurance and the 2016 LPT affected gross premiums written, net premiums written and net premiums earned as set out in the following table:

	First quarter
	2017			2016
	Gross premiums written	Net premiums written	Net premiums earned	Gross premiums written	Net premiums written	Net premiums earned
Fairfax Asia - as reported	179.6	100.1	76.3	166.4	65.0	50.4
Fairfirst Insurance	(3.9)	(3.7)	(3.6)	—	—	—
AMAG	(18.8)	(14.2)	(10.6)	—	—	—
Pacific Insurance - 2016 LPT	—	—	—	—	15.6	15.6
Fairfax Asia - as adjusted	156.9	82.2	62.1	166.4	80.6	66.0
Percentage change (year-over-year)	(5.7)%	2.0%	(5.9)%

Gross premiums written decreased by 5.7% in the first quarter of 2017, principally reflecting decreased writings at First Capital (primarily in the marine hull and property lines of business). Net premiums written increased by 2.0% in the first quarter of 2017 reflecting the impact of increased premium retention (primarily at First Capital), partially offset by the same factors which affected gross premiums written. Net premiums earned decreased by 5.9% in the first quarter of 2017, principally reflecting the normal lag of net premiums earned relative to net premiums written.
Share of profit of associates decreased from $8.2 in the first quarter of 2016 to $0.4 in the first quarter of 2017 primarily as a result of decreased share of profit of ICICI Lombard.

Insurance and Reinsurance - Other

	First quarter
	2017
	Group Re	Advent	Polish Re	Fairfax Brasil	Colonnade	Bryte Insurance	Inter-company	Total
Underwriting profit (loss)	5.4	0.1	1.3	0.2	(2.5)	(3.6)	—	0.9

Loss & LAE - accident year	72.7%	63.1%	54.2%	67.5%	51.2%	73.5%	—	68.5%
Commissions	28.8%	23.4%	9.4%	8.1%	24.4%	16.6%	—	19.6%
Underwriting expenses	5.4%	20.2%	8.5%	33.1%	62.0%	18.0%	—	18.1%
Combined ratio - accident year	106.9%	106.7%	72.1%	108.7%	137.6%	108.1%	—	106.2%
Net (favourable) adverse development	(23.1)%	(6.9)%	18.0%	(9.9)%	2.2%	(3.7)%	—	(6.7)%
Combined ratio - calendar year	83.8%	99.8%	90.1%	98.8%	139.8%	104.4%	—	99.5%

Gross premiums written	33.0	74.7	22.4	34.6	17.0	104.8	(7.6)	278.9
Net premiums written	32.1	62.3	17.5	14.5	14.1	85.7	—	226.2
Net premiums earned	34.4	46.7	12.9	13.2	6.3	81.7	—	195.2
Underwriting profit (loss)	5.4	0.1	1.3	0.2	(2.5)	(3.6)	—	0.9
Interest and dividends	1.2	1.8	0.3	3.6	0.1	3.6	—	10.6
Share of profit of associates	1.5	0.1	—	—	—	—	—	1.6
Operating income (loss)	8.1	2.0	1.6	3.8	(2.4)	—	—	13.1

	First quarter
	2016
	Group Re	Advent	Polish Re	Fairfax Brasil	Colonnade	Bryte Insurance	Inter- company	Total
Underwriting profit (loss)	8.8	0.2	0.8	(0.6)	(1.7)	—	—	7.5

Loss & LAE - accident year	60.4%	66.8%	61.1%	77.4%	71.2%	—	—	65.1%
Commissions	29.5%	23.0%	11.9%	11.2%	24.9%	—	—	22.5%
Underwriting expenses	7.3%	20.4%	20.0%	29.5%	101.4%	—	—	18.5%
Combined ratio - accident year	97.2%	110.2%	93.0%	118.1%	197.5%	—	—	106.1%
Net (favourable) adverse development	(22.5)%	(10.6)%	0.9%	(12.2)%	(16.5)%	—	—	(13.4)%
Combined ratio - calendar year	74.7%	99.6%	93.9%	105.9%	181.0%	—	—	92.7%

Gross premiums written	40.0	56.0	31.5	24.3	2.7	—	(2.7)	151.8
Net premiums written	37.2	49.4	26.8	11.6	1.9	—	—	126.9
Net premiums earned	35.0	41.5	13.5	10.9	2.1	—	—	103.0
Underwriting profit (loss)	8.8	0.2	0.8	(0.6)	(1.7)	—	—	7.5
Interest and dividends	3.3	3.0	0.4	2.5	0.1	—	—	9.3
Share of profit of associates	0.7	—	—	—	—	—	—	0.7
Operating income (loss)	12.8	3.2	1.2	1.9	(1.6)	—	—	17.5

On December 7, 2016 the company acquired a 100% interest in Zurich Insurance Company South Africa Limited (subsequently renamed Bryte Insurance Company Limited ("Bryte Insurance")) from Zurich Insurance Company Ltd. for $128.0 (1.8 billion South African rand). Bryte Insurance is a property and casualty insurer in South Africa and Botswana with gross written premiums of approximately $269 during 2016.
The Insurance and Reinsurance – Other segment produced an underwriting profit of $0.9 and a combined ratio of 99.5% in the first quarter of 2017 compared to an underwriting profit of $7.5 and a combined ratio of 92.7% in the first quarter of 2016. The decrease in underwriting profit in the first quarter of 2017 principally reflected lower net favourable prior year reserve development, increased current period catastrophe losses and the consolidation of the underwriting loss of Bryte Insurance.
The underwriting results in the first quarter of 2017 included net favourable prior year reserve development of $13.0 (6.7 combined ratio points), primarily reflecting net favourable development at Group Re (primarily related to various intercompany reinsurance contracts mainly with Fairfax Asia) and Advent (primarily energy and terrorism insurance loss reserves), partially offset by net adverse development at Polish Re (primarily commercial automobile loss reserves). The underwriting results in the first quarter of 2016 included net favourable prior year reserve development of $13.8 (13.4 combined ratio points), primarily reflecting net favourable development at Group Re (principally related to net favourable emergence on property loss reserves) and Advent (insurance loss reserves (property and energy) and reinsurance loss reserves (property and casualty)). The underwriting results in the first quarter of 2017 included $4.6 (2.4 combined ratio points) of current period catastrophe losses (net of reinstatement premiums), principally comprised of the impact of the Tennessee wildfires at Advent. There were no current period catastrophe losses in the first quarter of 2016.
The discussion which follows in this paragraph excludes the impact of the consolidation of the gross premiums written, net premiums written and net premiums earned by Bryte Insurance. Gross premiums written increased by 14.7% in the first quarter of 2017, primarily reflecting increases at Advent (primarily growth in the accident and health line of business) and Fairfax Brasil (primarily growth in the surety line of business and the favourable effect of foreign currency translation), partially offset by decreases at Group Re (primarily related to a decrease in assumed intercompany reinsurance). Net premiums written increased by 10.7% in the first quarter of 2017 consistent with the growth in gross premiums written. Net premiums earned increased by 10.2% in the first quarter of 2017 principally reflecting the normal lag of net premiums earned relative to net premiums written.
Interest and dividends increased from $9.3 in the first quarter of 2016 to $10.6 in the first quarter of 2017 principally reflecting the consolidation of the interest and dividends of Bryte Insurance and lower total return swap expense, partially offset by lower interest income earned (reflecting sales of U.S. treasury and municipal bonds late in 2016 and in the first quarter of 2017).

Runoff

	First quarter
	2017	2016
Gross premiums written	2.3	0.2
Net premiums written	2.3	0.2
Net premiums earned	3.8	0.2
Losses on claims	(22.1)	2.5
Operating expenses	(32.1)	(25.6)
Interest and dividends	10.7	14.7
Share of loss of associates	(0.1)	(6.8)
Operating loss	(39.8)	(15.0)

Runoff reported an operating loss of $39.8 in the first quarter of 2017 compared to an operating loss of $15.0 in the first quarter of 2016. Losses on claims of $22.1 in the first quarter of 2017 principally reflected net adverse prior year reserve development at US Runoff related to other health hazards and asbestos loss reserves ($17.4).
Operating expenses increased from $25.6 in the first quarter of 2016 to $32.1 in the first quarter of 2017, principally reflecting profit sharing payments made to certain legal service providers that had agreed to a fixed fee arrangement on a construction defect reinsurance transaction that was completed in 2014.
Interest and dividends decreased from $14.7 in the first quarter of 2016 to $10.7 in the first quarter of 2017, primarily as a result of lower interest income earned (reflecting sales of U.S. treasury and municipal bonds late in 2016 and in the first quarter of 2017), partially offset by lower total return swap expense.
Other

	First quarter
	2017
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	303.7	42.6	221.7	47.9	615.9
Expenses	(282.6)	(39.5)	(216.7)	(41.9)	(580.7)
Pre-tax income before interest and other	21.1	3.1	5.0	6.0	35.2
Interest and dividends	1.9	(44.5)	—	(0.2)	(42.8)
Share of profit (loss) of associates	(0.1)	6.4	0.3	—	6.6
Net gains (losses) on investments	(0.7)	(18.4)	0.4	(0.9)	(19.6)
Pre-tax income (loss) before interest expense	22.2	(53.4)	5.7	4.9	(20.6)

	First quarter
	2016
	Restaurants and retail(1)	Fairfax India(2)	Thomas Cook India(3)	Other(4)	Total
Revenue	190.5	8.1	177.5	30.9	407.0
Expenses	(178.4)	(8.8)	(184.9)	(29.9)	(402.0)
Pre-tax income (loss) before interest and other	12.1	(0.7)	(7.4)	1.0	5.0
Interest and dividends	1.8	5.5	—	—	7.3
Net gains (losses) on investments	2.1	(2.3)	(0.8)	—	(1.0)
Pre-tax income (loss) before interest expense	16.0	2.5	(8.2)	1.0	11.3

(1)
Comprised primarily of Cara and its subsidiaries St-Hubert (acquired on September 2, 2016) and Original Joe's (acquired on November 28, 2016), The Keg, Praktiker, William Ashley, Sporting Life and Golf Town (acquired on October 31, 2016).

(2)
Comprised of Fairfax India and its subsidiaries NCML, Fairchem (merged on March 14, 2017 with Privi Organics (acquired on August 26, 2016)) and Saurashtra Freight (acquired on February 14, 2017). These results differ from those published by Fairfax India primarily due to Fairfax India's application of investment entity accounting under IFRS.

(3)
Comprised of Thomas Cook India and its subsidiaries Quess and Sterling Resorts. These results differ from those published by Thomas Cook India primarily due to differences between IFRS and Indian GAAP, and acquisition accounting adjustments.

(4)	Comprised primarily of Fairfax Africa (since its initial public offering on February 17, 2017), Pethealth and Boat Rocker.

On March 14, 2017 Fairchem and Privi Organics completed their previously announced merger, with the merged entity continuing under the Fairchem name. Subsequent to the merger, Fairfax India became the dominant shareholder in Fairchem with a 48.7% interest.

On February 17, 2017 the company acquired 22,715,394 multiple voting shares in a private placement and 2,500,000 subordinate voting shares as part of the initial public offering of Fairfax Africa Holdings Corporation ("Fairfax Africa") for total cash consideration of $252.2. The company also contributed its 39.6% indirect interest in AFGRI Proprietary Limited ("AFGRI") with a fair value of $72.8 to Fairfax Africa in exchange for 7,284,606 multiple voting shares. Through its initial public offering, private placements and exercise of the over-allotment option by the underwriters, Fairfax Africa raised net proceeds of $493.3 after issuance costs and expenses, inclusive of the contribution of the investment in AFGRI. Following those transactions, the company's $325.0 investment represented 98.8% of the voting rights and 64.2% of the equity interest in Fairfax Africa. Fairfax Africa was established, with the support of Fairfax, to invest in public and private equity and debt instruments of African businesses or other businesses with customers, suppliers or business primarily conducted in, or dependent on, Africa.
On February 14, 2017 Fairfax India acquired a 51.0% interest in Saurashtra Freight Private Limited ("Saurashtra Freight") for cash consideration of $30.0 (2.0 billion Indian rupees). Saurashtra Freight operates a container freight station at the Mundra Port in the Indian state of Gujarat.
On January 13, 2017 the company acquired 12,340,500 subordinate voting shares of Fairfax India for $145.0 in a private placement. Through that private placement and a contemporaneous bought deal public offering, Fairfax India raised proceeds of $493.5 net of commissions and expenses. Combined with various open market purchases of Fairfax India subordinate voting shares, the company's multiple voting shares and subordinate voting shares represented 93.6% of the voting rights and 30.2% of the equity interest in Fairfax India at the close of the offerings.
On November 28, 2016 Cara acquired an 89.2% interest in Original Joe's Franchise Group Inc. ("Original Joe's") for $83.8 (Cdn$112.5), comprised of cash consideration of $69.3 (Cdn$93.0) and contingent consideration valued at $14.5 (Cdn$19.5). Original Joe's is a Canadian multi-brand restaurant company based in the province of Alberta.

On October 31, 2016 the company acquired a 60.0% indirect interest in Golf Town Limited ("Golf Town") for $31.4 (Cdn$42.0). Golf Town is a Canadian specialty retailer of golf equipment, consumables, golf apparel and accessories.

On September 2, 2016 Cara acquired a 100% interest in Groupe St-Hubert Inc. ("St-Hubert") for $413.8 (Cdn$538.7), comprised of cash consideration of $372.4 (Cdn$484.8) and the issuance of $41.4 (Cdn$53.9) of Cara subordinate voting shares to St-Hubert shareholders. A portion of the cash consideration was financed through a private placement of 7,863,280 subordinate voting shares at a price of Cdn$29.25 for gross proceeds of $179.2 (Cdn$230.0), of which 3,418,804 shares were acquired by Fairfax and its subsidiaries to maintain Fairfax's equity interest and voting interest in Cara. St-Hubert is a Canadian full-service restaurant operator as well as a fully integrated food manufacturer in the province of Quebec.
On August 26, 2016 Fairfax India acquired a 50.8% interest in Privi Organics Limited ("Privi Organics") for $55.0 (3.7 billion Indian rupees) through the purchase of newly issued shares and shares acquired from existing shareholders. Privi Organics is a supplier of aroma chemicals to the fragrance industry.

On February 8, 2016 Fairfax India acquired a 44.9% interest in Adi Finechem Limited (subsequently renamed Fairchem Speciality Limited ("Fairchem")) for $19.4 (1.3 billion Indian rupees). Fairchem is a specialty chemical manufacturer in India of oleo chemicals used in the paints, inks and adhesives industries, as well as intermediate nutraceutical and health products. Fairfax India's investment in Fairchem was reported under the equity method of accounting until Fairchem's merger with Privi Organics on March 14, 2017.

The year-over-year increases in the revenues and expenses of Restaurants and retail in the first quarter of 2017 primarily reflected the impact of the acquisitions by Cara of St-Hubert on September 2, 2016 and Original Joe's on November 28, 2016, and the acquisition of Golf Town on October 31, 2016. The year-over-year increases in the revenues and expenses of Fairfax India in the first quarter of 2017 primarily reflected the impact of the acquisition of Privi Organics on August 26, 2016 and the merger of Fairchem and Privi Organics on March 14, 2017. Fairfax India's interest and dividends in the first quarter of 2017 reflected the accrual of an investment management performance fee of $44.6 payable to Fairfax for the period January 30, 2015 to December 31, 2017 as Fairfax India's common shareholders' equity at March 31, 2017 surpassed a specified hurdle for that period. The performance fee is considered an intercompany transaction and eliminates on consolidation. The year-over-year increases in the revenues and expenses of Thomas Cook India in the first quarter of 2017 primarily reflected increased revenue and expenses at Quess driven by growth in its business. The year-over-year increases in the first quarter of 2017 of Other reflected increases at Boat Rocker related to certain incremental acquisitions completed in 2016.

Investments
Interest and Dividends
Interest and dividend income decreased from $152.8 in the first quarter of 2016 to $128.1 in the first quarter of 2017, primarily reflecting lower interest income earned as a result of sales of U.S. treasury and municipal bonds late in 2016 and in the first quarter of 2017, partially offset by lower total return swap expense. Total return swap expense decreased from $36.6 in the first quarter of 2016 to $12.6 in the first quarter of 2017, primarily reflecting the closure of the Russell 2000 short equity index total return swaps in the fourth quarter of 2016.
Share of profit of associates increased from $9.9 in the first quarter of 2016 to $27.1 in the first quarter of 2017 primarily reflecting the contribution from Eurolife (acquired August 4, 2016) and year-over-year increases related to APR Energy and IIFL Holdings, partially offset by a lower share of profit of ICICI Lombard.

Net Gains (Losses) on Investments
Net gains (losses) on investments for the quarters ended March 31, 2017 and 2016 were comprised as follows:

	First quarter
	2017			2016
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)		Net change in unrealized gains (losses)		Net gains (losses) on investments
Common stocks	76.4	77.6	154.0	(65.7)	(3)	(254.6)	(3)	(320.3)
Preferred stocks - convertible	—	0.9	0.9	—		(4.0)		(4.0)
Bonds - convertible	(0.3)	51.1	50.8	—		(23.5)		(23.5)
Other equity derivatives(1)(2)	—	16.4	16.4	—		12.2		12.2
Long equity exposures	76.1	146.0	222.1	(65.7)		(269.9)		(335.6)
Equity hedges and short equity exposures(2)	(102.3)	(80.8)	(183.1)	31.8		(140.2)		(108.4)
Net equity exposures	(26.2)	65.2	39.0	(33.9)		(410.1)		(444.0)
Bonds	326.4	(342.5)	(16.1)	11.2		421.5		432.7
CPI-linked derivatives	—	(15.3)	(15.3)	—		(54.6)		(54.6)
U.S. treasury bond forward contracts	(54.1)	19.8	(34.3)	—		—		—
Other derivatives	(8.0)	7.9	(0.1)	(15.8)		11.5		(4.3)
Foreign currency	(7.9)	16.9	9.0	(84.4)		(5.3)		(89.7)
Other	(0.7)	0.1	(0.6)	(11.5)		11.8		0.3
Net gains (losses) on investments	229.5	(247.9)	(18.4)	(134.4)		(25.2)		(159.6)

Net gains (losses) on bonds is comprised as follows:
Government bonds	10.7	(13.5)	(2.8)	2.3		339.0		341.3
U.S. states and municipalities	313.4	(346.5)	(33.1)	10.1		73.3		83.4
Corporate and other	2.3	17.5	19.8	(1.2)		9.2		8.0
	326.4	(342.5)	(16.1)	11.2		421.5		432.7

(1)	Other equity derivatives include long equity total return swaps, equity warrants and call options.

(2)
Gains and losses on equity and equity index total return swaps that are regularly renewed as part of the company's long term risk management objectives are presented within net change in unrealized gains (losses). The company discontinued its economic equity hedging strategy during the fourth quarter of 2016 as described in notes 5, 7 and 24 in the company's annual consolidated financial statements for the year ended December 31, 2016.

(3)
During the first quarter of 2016 the company increased its ownership interest in APR Energy to 49.0% and commenced applying the equity method of accounting, resulting in unrealized losses of $68.1 on APR Energy being reclassified to realized losses with a net impact of nil on the consolidated statement of earnings.

Net equity exposures: Net gains on long equity exposures of $222.1 in the first quarter of 2017 was primarily comprised of net gains on common stocks ($154.0) and convertible bonds ($50.8). Net losses on short equity exposures of $183.1 in the first quarter of 2017 was primarily comprised of net losses on short equity total return swaps held for investment purposes. The company recorded net losses of $444.0 on its equity and equity-related holdings after equity hedges in the first quarter of 2016.

Within the company’s interim consolidated financial statements for the three months ended March 31, 2017, refer to note 7 (Short Sales and Derivatives) for details of the company's equity and equity index total return swaps, and to note 16 (Financial Risk Management, under the heading Market Price Fluctuations) for a tabular analysis summarizing the net effect of the company's equity and equity-related holdings (long exposures net of short exposures) on the company's financial position and results of operations.

Bonds: Net losses on bonds of $16.1 in the first quarter of 2017 was primarily comprised of net losses on U.S. state and municipal bonds ($33.1 primarily related to the widening of credit spreads), partially offset by net gains on corporate and other bonds ($19.8) and U.S. treasury bonds ($8.9). The company recorded net gains on bonds of $432.7 in the first quarter of 2016.

CPI-linked derivatives: The company’s CPI-linked derivative contracts produced net unrealized losses of $15.3 in the first quarter of 2017 (net unrealized losses of $54.6 in the first quarter of 2016). A detailed analysis is provided in note 7 (Short Sales and Derivatives) under the heading CPI-linked derivative contracts in the company’s interim consolidated financial statements for the three months ended March 31, 2017.

Interest Expense

Consolidated interest expense increased from $55.2 in the first quarter of 2016 to $70.6 in the first quarter of 2017, primarily reflecting the issuance on March 22, 2016 of Cdn$400.0 principal amount of 4.50% unsecured senior notes due 2023, the issuance on December 16, 2016 of Cdn$450.0 principal amount of 4.70% unsecured senior notes due 2026, borrowings at Cara to finance acquisitions made during 2016, and interest expense on Fairfax India's term loan (repaid on March 31, 2017).
Consolidated interest expense in the first quarter of 2017 of $70.6 (2016 - $55.2) was primarily attributable to interest expense at the holding company of $53.1 (2016 - $43.4). Interest expense by reporting segment is set out in the Sources of Net Earnings section of this MD&A.

Corporate Overhead and Other

Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company's investment management and administration fees and the interest and dividend income earned on holding company cash and investments.

	First quarter
	2017	2016
Fairfax corporate overhead	34.7	29.8
Subsidiary holding companies' corporate overhead	6.6	4.6
Subsidiary holding companies' non-cash intangible asset amortization(1)	14.1	13.2
Holding company interest and dividends	(4.2)	1.9
Holding company share of profit of associates	(12.9)	(3.9)
Investment management and administration fees	(62.2)	(20.5)
Loss on repurchase of long term debt	2.6	—
	(21.3)	25.1

(1)	Non-cash amortization of intangible assets is principally comprised of customer and broker relationships.

Fairfax corporate overhead increased from $29.8 in the first quarter of 2016 to $34.7 in the first quarter of 2017, primarily reflecting increased legal and consulting fees.
Holding company interest and dividends included total return swap expense ($3.2 in the first quarter of 2017, compared to $5.3 in the first quarter of 2016). Excluding the impact of total return swap expense, holding company interest and dividends increased from $3.4 in the first quarter of 2016 to $7.4 in the first quarter of 2017, primarily reflecting increased dividend income.
Holding company share of profit of associates increased from $3.9 in the first quarter of 2016 to $12.9 in the first quarter of 2017, primarily reflecting the share of profit of Eurolife (acquired August 4, 2016).
Investment management and administration fees increased from $20.5 in the first quarter of 2016 to $62.2 in the first quarter of 2017, primarily due to the accrual of an investment management performance fee of $44.6 related to Fairfax India, partially offset by adjustments to the fees in respect of the prior year.
Net gains (losses) on investments attributable to the Corporate and Other reporting segment are set out in the Investments section of this MD&A.

Income Taxes

For details of the provision for income taxes in the first quarters of 2017 and 2016, refer to note 13 (Income Taxes) to the interim consolidated financial statements for the three months ended March 31, 2017.

Consolidated Balance Sheet Summary
Holding company cash and investments decreased to $958.8 ($943.9 net of $14.9 of holding company short sale and derivative obligations) at March 31, 2017 from $1,371.6 ($1,329.4 net of $42.2 of holding company short sale and derivative obligations) at December 31, 2016. Significant cash movements at the Fairfax holding company level during the first quarter of 2017 are as set out in the Financial Condition section of this MD&A under the heading Liquidity.
Insurance contract receivables increased by $77.4 to $2,994.9 at March 31, 2017 from $2,917.5 at December 31, 2016 primarily reflecting the timing of the renewals of various insurance and reinsurance contracts.
Portfolio investments comprise investments carried at fair value and equity accounted investments, the aggregate carrying value of which was $27,558.0 ($27,450.7 net of subsidiary short sale and derivative obligations) at March 31, 2017 compared to an aggregate carrying value of $27,293.4 ($27,101.3 net of subsidiary short sale and derivative obligations) at December 31, 2016. The increase of $349.4 generally reflected the net proceeds received from Fairfax Africa's initial public offering and Fairfax India's secondary public offering, net unrealized appreciation of bonds and common stocks and the favourable impact of foreign currency translation (principally the strengthening of the Indian rupee and Canadian dollar relative to the U.S. dollar), partially offset by net losses on derivatives, in addition to specific factors which caused movements in portfolio investments as discussed in subsequent paragraphs.
Subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) increased by $1,210.8 primarily reflecting net sales of long dated U.S. treasury bonds and U.S. state and municipal bonds, where a portion of the proceeds was retained in cash or invested in short term investments, and the net proceeds received from Fairfax Africa's initial public offering.
Bonds (including bonds pledged for short sale derivative obligations) decreased by $1,846.1 primarily reflecting net sales of long dated U.S. treasury bonds and U.S. state and municipal bonds (net proceeds of $175.3 and $1,729.8 respectively).
Common stocks increased by $106.6 primarily reflecting net unrealized appreciation.

Investments in associates increased by $799.9 primarily reflecting the acquisitions of Bangalore Airport (by Fairfax India), Farmers Edge, Astarta and the conversion of debentures to an equity interest in Performance Sports.
Derivatives and other invested assets net of short sale and derivative obligations increased by $65.0 primarily due to increased payables to counterparties to the company’s short equity and equity index total return swaps (excluding the impact of collateral requirements) and net unrealized losses on CPI-linked derivatives.
Recoverable from reinsurers increased by $29.0 to $4,039.3 at March 31, 2017 from $4,010.3 at December 31, 2016, primarily reflecting increases in recoverables on paid losses at Brit and Runoff, partially offset by decreases at OdysseyRe (favourable prior year reserve development ceded to reinsurers).
Deferred income taxes increased by $40.2 to $772.8 at March 31, 2017 from $732.6 at December 31, 2016 primarily due to increased timing differences in the U.S. consolidated tax group, and the recognition of a previously unrecorded deferred tax asset at Cara.
Goodwill and intangible assets increased by $132.4 to $3,979.9 at March 31, 2017 from $3,847.5 at December 31, 2016 primarily as a result of the consolidation of Fairchem and Saurashtra Freight by Fairfax India, partially offset by amortization of intangible assets.
Other assets increased by $249.5 to $2,767.9 at March 31, 2017 from $2,518.4 at December 31, 2016 primarily as a result of increases in premises and equipment, inventory and receivables of the Other reporting segment and the consolidation of Fairchem and Saurashtra Freight by Fairfax India.
Provision for losses and loss adjustment expenses decreased by $190.0 to $19,291.8 at March 31, 2017 from $19,481.8 at December 31, 2016 primarily as a result of Runoff's continued progress settling its claim liabilities and favourable prior year reserve development (principally at OdysseyRe, Zenith, Northbridge, Group Re and Fairfax Asia).
Non-controlling interests increased by $573.4 to $2,573.4 at March 31, 2017 from $2,000.0 at December 31, 2016 principally reflecting Fairfax India's public offering in January 2017, Fairfax Africa's initial public offering in February 2017 and the consolidation of Fairchem and Saurashtra Freight by Fairfax India, partially offset by dividends paid to non-controlling interests (principally the dividend paid by Brit to OMERS). For further details refer to note 11 (Total Equity) to the interim consolidated financial statements for the three months ended March 31, 2017.
Financial Risk Management

There were no significant changes in the types of the company’s risk exposures or the processes used by the company for managing those risk exposures at March 31, 2017 compared to those identified at December 31, 2016 and disclosed in the company’s 2016 Annual Report other than as outlined in note 16 (Financial Risk Management) to the interim consolidated financial statements for the three months ended March 31, 2017.

Financial Condition
Capital Management

For a detailed analysis, refer to note 16 (Financial Risk Management) under the heading Capital Management in the company’s interim consolidated financial statements for the three months ended March 31, 2017.

Liquidity
Holding company cash and investments at March 31, 2017 totaled $958.8 ($943.9 net of $14.9 of holding company short sale and derivative obligations) compared to $1,371.6 ($1,329.4 net of $42.2 of holding company short sale and derivative obligations) at December 31, 2016.
Significant cash and investment movements at the Fairfax holding company level during the first quarter of 2017 included the following significant inflows: dividends from OdysseyRe ($50.0). Significant outflows during the first quarter of 2017 included the following: the payment of $248.2 of common and preferred share dividends and net cash paid of $68.2 with respect to the reset provisions of long and short equity and equity index total return swaps (excluding the impact of collateral requirements) and the repurchases of $17.8 principal amount of Fairfax senior notes due 2019, 2020 and 2021. The carrying value of holding company cash and investments was also affected by the following: receipt of investment management and administration fees, disbursements for corporate overhead expenses, repurchases of subordinate voting shares for treasury and changes in the fair values of holding company investments.
The company believes that holding company cash and investments, net of holding company short sale and derivative obligations, at March 31, 2017 of $943.9 provides adequate liquidity to meet the holding company’s remaining known obligations in 2017. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $1.0 billion unsecured revolving credit facility (for further details of the credit facility, refer to note 15 (Borrowings) to the consolidated financial statements for the year ended December 31, 2016). The holding company's remaining known significant commitments for 2017 consist of payments of interest, corporate overhead expenses, preferred share dividends, income taxes, purchase consideration payable (included in holding company borrowings), the purchase prices related to the acquisitions of Allied World and certain AIG operations in Latin America and Central and Eastern Europe and potential cash outflows related to derivative contracts (described below).

The holding company may experience cash inflows or outflows (which at times could be significant) related to its derivative contracts, including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. The holding company paid net cash of $68.2 in the first quarter of 2017 (received net cash of $61.6 in the first quarter of 2016) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements).
During the first quarter of 2017 subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) increased by $1,210.8 primarily reflecting net sales of long dated U.S. treasury bonds and U.S. state and municipal bonds, where a portion of the proceeds was retained in cash or invested in short term investments, and the net proceeds received from Fairfax Africa's initial public offering.
The insurance and reinsurance subsidiaries may experience cash inflows or outflows (which at times could be significant) related to their derivative contracts including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. The insurance and reinsurance subsidiaries typically fund any such obligations from cash provided by operating activities. In addition, obligations incurred on short equity and equity index total return swaps may be funded from sales of equity-related investments, the market values of which will generally vary inversely with the market values of the short equity and equity index total return swaps. The insurance and reinsurance subsidiaries paid net cash of $133.6 in the first quarter of 2017 (received net cash of $557.9 in the first quarter of 2016) in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements).
Highlights in the first quarter of 2017 (with comparisons to the first quarter of 2016) of major components of cash flow are presented in the following table:

	First quarter
	2017	2016
Operating activities
Cash used in operating activities before the undernoted	(189.0)	(64.3)
Net (purchases) sales of investments classified as FVTPL	1,023.2	(164.9)
Investing activities
Net purchases of investments in associates	(528.3)	(355.9)
Purchases of subsidiaries, net of cash acquired	(29.1)	(5.3)
Net purchases of premises and equipment and intangible assets	(88.7)	(42.3)
Decrease in restricted cash for purchase of subsidiary	—	6.5
Financing activities
Net proceeds from borrowings - holding company and insurance and reinsurance companies	—	303.2
Repayments of borrowings - holding company and insurance and reinsurance companies	(21.7)	(1.4)
Net proceeds from borrowings - non-insurance companies	30.6	5.3
Repayments of borrowings - non-insurance companies	(228.8)	(0.9)
Net borrowings from revolving credit facilities - non-insurance companies	53.4	11.2
Issuance of subordinate voting shares	—	523.5
Purchases of subordinate voting shares for treasury	(23.9)	(23.8)
Issuance of subsidiary common shares to non-controlling interests	514.8	—
Decrease in restricted cash related to financing activities	18.4	—
Net purchases of subsidiary shares from non-controlling interests	(113.6)	—
Common and preferred share dividends paid	(248.2)	(238.9)
Dividends paid to non-controlling interests	(48.9)	(2.2)
Increase (decrease) in cash and cash equivalents during the period	120.2	(50.2)
Excluding net purchases and sales of investments classified as FVTPL, cash used in operating activities increased from $64.3 in the first quarter of 2016 to $189.0 in the first quarter of 2017, principally reflecting higher net paid losses and income taxes paid, partially offset by higher net premium collections. Refer to note 19 (Supplementary Cash Flow Information) to the interim consolidated financial statements for the three months ended March 31, 2017 for details of net purchases and sales of investments classified as FVTPL.
Net purchases of investments in associates of $528.3 in the first quarter of 2017 primarily reflected investments in Farmers Edge and Astarta, and Fairfax India's investment in Bangalore Airport, partially offset by distributions from the company's non-insurance associates. Net purchases of investments in associates of $355.9 in the first quarter of 2016 primarily reflected the purchase of an additional 9.0% ownership interest in ICICI Lombard, an investment in APR Energy and Fairfax India's investment in Fairchem, partially offset by distributions from the company's non-insurance associates. Purchases of subsidiaries, net of cash acquired of $29.1 in the first quarter of 2017 primarily related to the acquisition of Saurashtra Freight by Fairfax India.
Repayment of borrowings - non-insurance companies of $228.8 in the first quarter of 2017 primarily reflected Fairfax India's repayment of its $225.0 term loan. Issuance of subsidiary common shares to non-controlling interests of $514.8 in the first quarter of 2017 primarily reflected public offerings by Fairfax Africa and Fairfax India. Net purchases of subsidiary shares from non-controlling interests of $113.6 in the first quarter of 2017 primarily reflected Mosaic Capital's redemption of certain of its preferred shares and other equity securities.

The company paid common and preferred share dividends of $237.4 and $10.8 in the first quarter of 2017 (2016 - $227.8 and $11.1). Dividends paid to non-controlling interests of $48.9 in the first quarter of 2017 primarily reflected the dividend paid by Brit to OMERS. Net proceeds from borrowings - holding company and insurance and reinsurance companies of $303.2 in the first quarter of 2016 reflected the net proceeds from the holding company's issuance of Cdn$400.0 principal amount of 4.50% unsecured senior notes due March 22, 2023. Issuance of subordinate voting shares of $523.5 in the first quarter of 2016 reflected net proceeds received from the underwritten public offering of 1.0 million subordinate voting shares.

Book Value Per Share
Common shareholders’ equity at March 31, 2017 was $8,326.5 or $361.02 per basic share (excluding the unrecorded $1,414.3 excess of fair value over the carrying value of investments in associates and certain consolidated subsidiaries) compared to $8,484.6 or $367.40 per basic share (excluding the unrecorded $1,001.7 excess of fair value over the carrying value of investments in associates and certain consolidated subsidiaries) at December 31, 2016 representing a decrease per basic share in the first quarter of 2017 of 1.7% (an increase of 1.1% adjusted to include the $10.00 per common share dividend paid in the first quarter of 2017). During the first quarter of 2017 the number of basic shares decreased primarily as a result of net repurchases of 29,495 subordinate voting shares for treasury (for use in the company’s share-based payment awards). At March 31, 2017 there were 23,064,071 common shares effectively outstanding.

	March 31, 2017			December 31, 2016
	Fair value	Carrying value(1)	Excess (deficiency) of fair value over carrying value	Fair value	Carrying value(1)	Excess (deficiency) of fair value over carrying value
Insurance and reinsurance associates	1,566.3	965.7	600.6	1,514.8	940.5	574.3
Non-insurance associates(2)	1,805.9	1,719.4	86.5	1,440.6	1,452.5	(11.9)
Cara	462.2	471.3	(9.1)	433.9	454.9	(21.0)
Thomas Cook India	865.2	309.6	555.6	691.2	296.2	395.0
Fairfax India	587.6	448.6	139.0	355.7	290.4	65.3
Fairfax Africa	325.0	283.3	41.7	—	—	—
	5,612.2	4,197.9	1,414.3	4,436.2	3,434.5	1,001.7

(1)	The carrying values of Cara, Thomas Cook India, Fairfax India and Fairfax Africa represent their respective hypothetical carrying values under the equity method of accounting.

(2)	Excludes investments in associates held by Fairfax India and Fairfax Africa.

On September 28, 2016 the company commenced its normal course issuer bid by which it is authorized, until expiry of the bid on September 27, 2017, to acquire up to 800,000 subordinate voting shares, 601,538 Series C preferred shares, 356,601 Series D preferred shares, 396,713 Series E preferred shares, 357,204 Series F preferred shares, 743,295 Series G preferred shares, 256,704 Series H preferred shares, 1,046,555 Series I preferred shares, 153,444 Series J preferred shares, 950,000 Series K preferred shares and 920,000 Series M preferred shares, representing approximately 3.5% of the public float in respect of the subordinate voting shares and 10% of the public float in respect of each series of preferred shares. Decisions regarding any future repurchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth. The Notice of Intention to Make a Normal Course Issuer Bid is available by contacting the Corporate Secretary of the company.

Contingencies and Commitments
For a full description of these matters, see note 14 (Contingencies and Commitments) to the interim consolidated financial statements for the three months ended March 31, 2017.

Comparative Quarterly Data (unaudited)

	March 31, 2017	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016	December 31, 2015	September 30, 2015	June 30, 2015
Revenue	2,737.6	1,774.7	2,431.4	2,907.0	2,186.5	2,447.2	2,976.3	1,769.0
Net earnings (loss)	75.3	(704.2)	32.7	293.5	(16.7)	133.1	451.4	(178.6)
Net earnings (loss) attributable to shareholders of Fairfax	82.6	(701.5)	1.3	238.7	(51.0)	103.4	424.8	(185.7)
Net earnings (loss) per share	$3.11	$(30.77)	$(0.42)	$9.81	$(2.76)	$4.19	$18.57	$(8.87)
Net earnings (loss) per diluted share	$3.03	$(30.77)	$(0.42)	$9.58	$(2.76)	$4.10	$18.16	$(8.87)
Operating results at the company’s insurance and reinsurance operations continue to be affected by a difficult competitive environment. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes, by reserve releases and strengthenings and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments, the timing of which are not predictable.

Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; and assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.